AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2003
                                                     REGISTRATION NO. 333-104687
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM F-10
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                                  INCO LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CANADA                                      N/A                                      98-0000676
 (PROVINCE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION    (I.R.S. EMPLOYER IDENTIFICATION NUMBER
OF INCORPORATION OR ORGANIZATION)           CODE NUMBER (IF APPLICABLE))                       (IF APPLICABLE))

   145 KING STREET WEST, SUITE 1500, TORONTO, ONTARIO, M5H 4B7 (416) 361-7511 (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              CT CORPORATION SYSTEM
                                111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940
   (NAME, ADDRESS, (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA
                CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)
                             -----------------------
                                   COPIES TO:

  DONALD R. CRAWSHAW, ESQ.                         STUART F. FEINER, ESQ.
   SULLIVAN & CROMWELL LLP                       EXECUTIVE VICE-PRESIDENT,
      125 BROAD STREET                          GENERAL COUNSEL & SECRETARY
NEW YORK, NEW YORK 10004-2498                           INCO LIMITED
                                               145 KING STREET WEST, SUITE 1500
                                                 TORONTO, ONTARIO M5H 4B7
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO
                                  THE PUBLIC:
     FROM TIME TO TIME AFTER EFFECTIVENESS OF THIS REGISTRATION STATEMENT.
                               PROVINCE OF ONTARIO
        (PRINCIPAL JURISDICTION REGULATING THIS OFFERING (IF APPLICABLE))
                             -----------------------
It is proposed that this filing shall become effective (check appropriate box):
A.|_| Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.|X| At some future date (check the appropriate box below):
     1.|_| pursuant to Rule 467(b) on        at           (designate a time not
           sooner than 7 calendar days after filing)
     2.|_| pursuant to Rule 467(b) on        at           (designate a time
           7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt
           or notification of clearance on        .
     3.|X| pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
     4.|_| After the filing of the next amendment to this form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous pursuant to the home jurisdiction's shelf short form prospectus offering procedures, check the following box. |X|
                             -----------------------

--------------------------------------------------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.
--------------------------------------------------------------------------------
================================================================================

This Amendment No. 1 to Registration Statement on Form F-10 (File No. 333-104687) (the "Registration Statement") is filed by Inco Limited, a corporation duly organized and existing under the laws of Canada. Except as amended hereby, the Registration Statement remains in full force and effect.

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Part I of the Registration Statement is hereby amended and restated as follows:

                                  $272,679,000
BASE SHELF PROSPECTUS
---------------------
                                  INCO LIMITED
                         CONVERTIBLE DEBENTURES DUE 2023
                              --------------------

     We issued $272,679,000 amount payable at maturity of convertible debentures due 2023 (the "Debentures") on a private placement basis on March 7, 2003 and March 18, 2003. This prospectus may be used by selling securityholders in connection with resales of the Debentures and the common shares issuable upon the conversion, redemption, purchase or payment of the Debentures. Such common shares are sometimes referred to in this prospectus as the underlying shares.

     The Debentures are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. Our common shares currently trade under the symbol "N" on the New York Stock Exchange and the Toronto Stock Exchange. The last reported sale price of our common shares on the New York Stock Exchange on April 28, 2003 was $18.50 per share.
                              --------------------

     INVESTING IN OUR COMMON SHARES OR THE DEBENTURES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                              --------------------

     The Debentures and the underlying shares may be offered in negotiated transactions or otherwise, at varying prices determined at the time of the sale or at negotiated prices. In addition, the underlying shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution". This prospectus has not been filed in respect of, and will not qualify, any distribution of Debentures or underlying shares in Ontario or any other province or territory of Canada. The selling securityholders may be deemed to be "underwriters" as defined in the U.S. Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any Debentures or underlying shares as principals, any profits received by such broker-dealers on the resale of the Debentures or underlying shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

     We will not receive any of the proceeds from the resale of the Debentures or the underlying shares by any of the selling securityholders.
                              --------------------

     UNDER THE MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY BE NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     OWNING DEBENTURES OR UNDERLYING SHARES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "CERTAIN INCOME TAX CONSIDERATIONS".

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, SOME OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 29, 2003.

                                TABLE OF CONTENTS

         CURRENCY REFERENCES..............................................2
         CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS...........3
         ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES......................3
         INCO LIMITED.....................................................4
         RISK FACTORS.....................................................4
         USE OF PROCEEDS.................................................14
         PRICE RANGE OF COMMON SHARES....................................15
         DIVIDEND POLICY.................................................15
         EARNINGS COVERAGE...............................................15
         RATINGS.........................................................16
         DESCRIPTION OF DEBENTURES.......................................16
         LEGAL OWNERSHIP.................................................37
         DESCRIPTION OF SHARE CAPITAL....................................39
         CERTAIN INCOME TAX CONSIDERATIONS...............................42
         PLAN OF DISTRIBUTION............................................46
         VALIDITY OF THE DEBENTURES......................................48
         EXPERTS.........................................................48
         ADDITIONAL INFORMATION..........................................48
         DOCUMENTS INCORPORATED BY REFERENCE.............................49
         LIST OF DOCUMENTS FILED WITH THE SEC............................49
         SCHEDULE A - LIST OF ELECTING HOLDERS...........................50

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities are not being offered or sold in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

    IN THIS PROSPECTUS, UNLESS WE STATE OTHERWISE, "INCO", THE "COMPANY", "WE", "US" AND "OUR" REFER TO INCO LIMITED AND ALL OF ITS CONSOLIDATED SUBSIDIARIES, UNINCORPORATED UNITS AND DIVISIONS.


                               CURRENCY REFERENCES

    Unless we state otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to U.S. dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

    On April 28, 2003, the noon buying rate for U.S. dollars reported by the Bank of Canada was Cdn.$1.4501 for each U.S.$1.00.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in, or incorporated by reference into, this document are forward-looking statements as defined in the U.S. federal securities laws. Examples of such statements include, but are not limited to, statements concerning: (1) the price volatility for nickel and other primary metals products produced by us; (2) the long-term demand for and supply of nickel, copper and other metals as well as the availability of, and prices for, intermediates containing nickel purchased by us, and nickel-containing stainless steel scrap and other substitutes for primary nickel; (3) our premiums realized over London Metal Exchange cash prices and the sensitivity of our financial results to changes in metals prices and interest rates; (4) our strategies and objectives; (5) our interest and other expenses; (6) our energy, pension and other costs; (7) our position as a low-cost producer of nickel; (8) our debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries such as Indonesia and its impact on our Indonesian subsidiary, PT International Nickel Indonesia Tbk, and political developments in other countries in which we operate and elsewhere; (10) the completion and results of a comprehensive review of the capital cost, scope, schedule and other key aspects of our Goro project and the results of the bankable feasibility study for our Voisey's Bay project; (11) the timing of the start of production and the costs of construction with respect to, and the issuance of the necessary permits and other authorizations required for, and engineering and construction timetables for, and the necessary financing plans and arrangements for, our Goro and Voisey's Bay projects and, in the case of our Goro project, joint venture or similar investment and other agreements or arrangements; (12) our estimates of the quantity and quality of ore reserves; (13) planned capital expenditures;
(14) our costs of production and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations and net reductions in environmental emissions; (15) the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; (16) sales of speciality nickel products; (17) our cost reduction and other financial and operating objectives; (18) the commercial viability of new production processes; (19) our productivity, exploration and research and development initiatives as well as environmental, health and safety initiatives;
(20) the negotiation of collective agreements with unionized employees; (21) our sales organization and personnel requirements; (22) business and economic conditions and (23) the enforceability of certain liabilities. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this document. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: (a) business and economic conditions, including exchange rates and energy, pension and other costs and other anticipated and unanticipated costs; (b) the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt and our other metals products, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary nickel and other metal products we produce; (c) the timing of the receipt of regulatory and governmental approvals for our Goro and Voisey's Bay projects and other operations; (d) the availability of financing, including partner or other investment arrangements in the case of our Goro project, for our development projects on reasonable terms; (e) our costs of production and our production and productivity levels, as well as those of our competitors; (f) engineering and construction timetables and capital and operating costs for our Goro and Voisey's Bay projects; (g) market competition; (h) mining, processing, exploration and research and development activities; (i) the accuracy of ore reserve estimates; (j) premiums realized over London Metal Exchange cash and other benchmark prices; (k) tax benefits; (l) the resolution of environmental and other proceedings and the impact on us of the Kyoto Protocol and various other environmental regulations and initiatives; (m) political instability in Indonesia and other countries or locations in which we operate or otherwise; and
(n) our ongoing relations with our employees at our operations throughout the world. See "Risk Factors" for more information about certain factors that, among others, may cause actual results and developments to differ from those expressed or implied by forward-looking statements contained in, or incorporated by reference into, this document.


                   ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

    We are a corporation organized under the laws of Canada and a majority of our assets are located in, and most of our directors and officers are residents of, Canada. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

                                  INCO LIMITED

    Inco Limited is one of the world's premier mining and metals companies. We are a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. We are also an important producer of copper, precious metals and cobalt, and we produce sulphuric acid and liquid sulphur dioxide as by-products of our operations at Sudbury, Ontario. Our principal mines and processing operations are located in the Sudbury area of Ontario, the Thompson area of Manitoba, and, through our 59 per cent-owned subsidiary, PT International Nickel Indonesia Tbk ("PT Inco"), on the island of Sulawesi, Indonesia. We have additional wholly-owned metals refineries at Port Colborne, Ontario and in the United Kingdom at Clydach, Wales and Acton, England. We also have interests in nickel refining capacity and nickel salts production facilities located in Japan, Taiwan, South Korea and the People's Republic of China.

    We currently have two major development projects, our Goro and Voisey's Bay projects. We indirectly own an 85 per cent interest in Goro Nickel which holds a number of claims covering nickel-cobalt properties in the French Overseas
Territory of New Caledonia, which we refer to as our Goro deposit. Our wholly-owned subsidiary, Voisey's Bay Nickel Company Limited, holds the mineral licenses covering the Voisey's Bay deposit and certain other mineral licenses and claims in the Province of Newfoundland and Labrador. We are currently in the process of undertaking a review of our Goro project. See "Risk Factors--Risks Associated with, and Importance of, Future Low-Cost Nickel Projects--Uncertainty of Production and Capital and Other Cost Estimates".

    Our executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7. You should refer to our annual report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"), for additional information regarding us and our operations throughout the world, including our exploration programs and our ore reserves.


                                  RISK FACTORS

    Investment in the Debentures involves certain risks. Prospective purchasers of the Debentures should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before purchasing the Debentures, including the information contained in our 2002 10-K.


RISKS RELATING TO OUR BUSINESS

VOLATILITY OF PRICE OF NICKEL AND OTHER PRICES AND THEIR EFFECT ON OUR FINANCIAL RESULTS

    The price of nickel has represented, and is currently expected to continue to represent, the principal determinant of our profitability. Accordingly, our financial performance has been, and is expected to continue to be, closely linked to the price of nickel and, to a lesser extent, the price of copper and other primary metals produced by us. Since we sell our nickel products in all major geographical markets, the prices for primary nickel and other primary metals products realized by us are influenced by both global and regional supply and demand factors and by the availability and prices of secondary or metal-containing scrap material, including nickel-containing scrap generated by the stainless steel industry, and other substitute or competing commodity products for the primary nickel and other metal products produced by us. In recent times, the world's nickel and copper markets have been adversely affected by excess supply conditions. Based upon available data, we believe that between mid-1999 and the second half of 2000, global nickel demand exceeded supply, but for most, if not all, of 2001, a surplus condition existed in the global nickel market. For 2002, we estimate that, with the improvement in global nickel demand, the global nickel market experienced a modest surplus position. There can be no assurance that the excess supply situations which have existed historically in the nickel markets will not occur in the future. Any such excess supply condition would have an adverse effect on the prices realized by us for our nickel products. Other international economic trends, including an uncertain global economic environment, expectations of inflation and political events in major nickel-producing and consuming countries can also affect nickel prices and the prices of other metals produced by us. These factors are beyond our control and have resulted, and are expected to continue to result, in a high degree of price volatility for nickel and other primary metals produced by us. There can be no assurance that the price for nickel or other metals produced by us will not decline significantly from current levels. A return to the relatively low price of nickel reflected by the London Metal Exchange ("LME") cash nickel price which prevailed through most of 1998 and into the first half of 1999 and during a portion of the second half of 2001 would have a material adverse impact on our business, results of operations, financial condition and liquidity.

    The price of nickel, as the principal determinant of our profitability, has fluctuated significantly for many years. Over the past two years, there have been significant fluctuations in the LME cash nickel price. The LME cash nickel price on January 2,

2001 was $6,995 per tonne ($3.17 per pound) and fell during the course of that year through the end of October 2001, reaching a low of $4,420 per tonne ($2.00 per pound) on October 31, 2001. The LME cash nickel price improved during the remainder of the fourth quarter of 2001, averaging $5,039 per tonne ($2.29 per pound) for that quarter and was $5,680 per tonne ($2.58 per pound) on December 31, 2001. The LME cash nickel price opened 2002 at $5,680 per tonne ($2.58 per pound) and increased during the first half of 2002 as the economies of certain industrialized countries began to recover from their relatively low fourth quarter 2001 levels, ending the first half of the year at $7,080 per tonne ($3.21 per pound). Prices declined through the third quarter, reaching a low of $6,305 per tonne ($2.86 per pound) as concern over the pace of economic recovery and uncertainty about a potential war with Iraq adversely affected the nickel markets. Prices increased in the fourth quarter of 2002, and the LME cash nickel price ended 2002 at $7,100 per tonne ($3.22 per pound). As of April 28, 2003, the LME cash nickel price was $7,815 per tonne ($3.54 per pound). We believe that the improvement in the LME cash nickel price in late 2002 and through April 28, 2003 has been due principally to the recovery in stainless steel production levels and demand for certain other end-use applications for nickel in certain geographic regions. However, we have not seen any recovery in certain other important end-use markets for nickel, in particular the high nickel alloys industry, during 2002 and into 2003. Global nickel demand has historically been closely correlated with global industrial production.

    Copper is also an important product for us and, like nickel, copper prices have been volatile for many years. For 2001, while the early part of the year saw some improvement in global copper demand, copper prices declined during the course of the year based upon the overall global economic slowdown and increased copper inventories. The COMEX first position cash copper price, the principal price upon which our copper sales are based, averaged $1,600 per tonne ($0.73 per pound) in 2001, down 14 per cent from its average of $1,851 per tonne ($0.84 per pound) in 2000. Copper prices for 2002 did not change significantly from the 2001 average, with the average COMEX first position cash copper price at $1,560 per tonne ($0.72 per pound) for 2002. On April 28, 2003 the COMEX first position cash copper price was $1,575 per tonne ($0.72 per pound).

    Our development projects discussed under "Risks Associated with, and Importance of, Future Low-Cost Nickel Projects" below, in addition to the quantities of nickel projected to be produced by them, are expected to produce significant quantities of cobalt given the currently estimated quantities of cobalt in the mineral deposits to be mined as part of these projects. With significant increases in the global supply of cobalt and changes in demand, the price of cobalt has fluctuated significantly over the past several years, reaching a high of $70.30 per kilogram ($31.90 per pound) in January 1996 and declining significantly from that peak to an average price, based upon the Metal Bulletin 99.8 per cent average cobalt reference price, of $15.66 per kilogram ($7.10 per pound) for 2002 and was $20.83 per kilogram ($9.45 per pound) on April 28, 2003. The financial analyses undertaken by us in support of the substantial investment to be made with respect to these projects has been based upon a long-term price of cobalt of $15.40 per kilogram ($7.00 per pound). If realized cobalt prices, as well as realized prices for the other metals to be produced by these projects, were to be below the long-term prices assumed by us, the expected financial returns from, and expected cash and other unit costs of production for, these projects would be adversely affected.

    For information concerning the sensitivity of our results of operations to certain changes in the price of nickel and other metals refer to "Risks and Uncertainties--Sensitivities" in the Management's Discussion and Analysis included as an exhibit to our 2002 10-K.

RISKS ASSOCIATED WITH, AND IMPORTANCE OF, FUTURE LOW-COST NICKEL PROJECTS

    As part of our strategy to be the world's lowest-cost and most profitable nickel producer, we have continued our efforts to develop new low-cost sources of nickel. Following the completion of the PT Inco expansion project in late 1999, we have focused on potential future projects to commercialize our Goro nickel-cobalt deposit and Voisey's Bay nickel-copper-cobalt deposit. A number of risks and uncertainties are associated with the development of these projected low-cost sources of nickel and other metals, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks and, in the case of Goro, those risks related to the possible transition to independence in the future of the French overseas territorial community of New Caledonia.

    In addition to the risks and uncertainties referred to above, there are certain issues that must be resolved to enable the commercial development of each of these deposits to proceed. For the Goro deposit, we still need to receive the necessary environmental and operating permits, complete our comprehensive review of the schedule, capital costs, scope and other key aspects of this project and develop an acceptable updated capital cost estimate (as discussed under "Uncertainty of Production and Capital and Other Cost Estimates" below) and, as discussed below, complete the required financing, including bringing in a partner for the project, on acceptable terms. In the case of our Voisey's Bay deposit, the principal issues that would have to be resolved before commercial development can begin include issuance of the necessary construction and operating permits, meeting the conditions to be met with respect to the overall effectiveness of the definitive agreements on the development of the Voisey's Bay deposit reached in October 2002 between the Government of Newfoundland and Labrador and us and the availability of financing required for development on acceptable terms.

    In connection with raising the significant financing which we currently believe will be required for the commercial development of the Goro and Voisey's Bay deposits, we currently expect that, in order to meet such financing needs, we will be required to borrow additional funds and/or issue additional debt and/or equity or arrange other forms of financing and/or enter into strategic or other arrangements. Our current plans for development of Goro contemplate finalization of at least approximately $350 million in tax-advantaged financing under an existing French legislative program. Our plans also contemplate finalization of the terms and conditions under which a Japanese consortium to be led by Sumitomo Metal Mining Co., Ltd. would acquire a 25 per cent interest in Goro and assume, subject to certain limitations, the obligation to fund 25 per cent of the capital costs of the Goro project. There can be no assurance that these arrangements will be finalized or that we will be able to raise additional required funds on acceptable terms when financing is needed for either project. As discussed under "Uncertainty of Production and Capital and Other Cost Estimates" below, while we have certain potential new mine development projects at existing operations in Canada, as well as additional resources that could be developed in Indonesia, in addition to the Voisey's Bay and Goro projects, if sufficient new low-cost sources of nickel are not developed by us on a timely basis, our overall nickel production, particularly at our Manitoba operations, could decline by 2004, and our unit cost of production could increase significantly with any material decline in mine production from the Canadian operations if such operations were not significantly restructured. These developments could materially adversely affect our business, results of operations, financial condition and liquidity.

CONSTRUCTION RISKS AND TECHNOLOGICAL RISKS

    The mine, processing plant and related infrastructure required for development of the Goro and Voisey's Bay deposits have not yet been constructed and no commercial mining has commenced. While certain necessary construction permits have been obtained in respect of the Goro deposit and detailed exploration and related studies with respect to the Goro deposit and a portion of the Voisey's Bay deposit have been completed based on (1) significant surface exploratory drilling, (2) extensive investigations of certain of the mineralization delineated to date, (3) construction and mine plans, and (4) production and cost estimates, we are not currently in a position to predict when all of the required approvals would be in place for us to develop either project and, in the case of the Goro project, when construction would be restarted given the status of the comprehensive review, as discussed under "Uncertainty of Production and Capital and Other Cost Estimates", currently being undertaken, and, in the case of the Voisey's Bay deposit, when construction will be able to commence. Depending on the severity of winter conditions and other factors applicable to the Voisey's Bay deposit, a period of approximately 36 months from site mobilization will be required to complete construction of the initial phase, the mine, mill and related facilities necessary for the commercial development of such deposit after all necessary approvals and permits have been secured.

    Unforeseen conditions or developments could arise during the construction period for either project which could delay or prevent completion, and/or substantially increase the cost of construction of the necessary facilities and infrastructure to develop the Goro and the Voisey's Bay deposits. Such events may include, without limitation, shortages of equipment, materials or labor, delays in delivery of equipment or materials, labor disruptions, political events, local or political opposition, civil disturbances, litigation, adverse weather conditions, unanticipated increases in costs, natural or man-made disasters, accidents and unforeseen engineering, technical and technological, design, environmental, geological or geotechnical problems. Any delay in construction would delay the production of nickel and other products from the Goro and/or the Voisey's Bay deposits, and the expected significant source of revenue for us that production from these deposits would represent. Any such delay could also materially adversely impact our business, results of operations, financial condition and liquidity.

    Our Goro project will involve the application of new processing and other technologies and, depending upon the results of the hydrometallurgical process research and development program we plan to conduct for our Voisey's Bay project, that project could also utilize new processing and other technologies to produce one or more refined or finished nickel products. There can be no assurance that these technologies will be successfully developed and applied on a commercial basis or that the costs associated with and/or the timing of their implementation will not have a material adverse effect on the timing of the start-up of commercial production, the capital and/or operating costs for either or both projects and on other factors impacting the profitability of these projects. These developments could materially adversely impact our business, results of operations, financial condition and liquidity.

UNCERTAINTY OF PRODUCTION AND CAPITAL AND OTHER COST ESTIMATES

    In the case of our Goro project, in September 2002, at the time the project was experiencing certain labor disruptions, we initiated a review of the status of certain key aspects of the project, including the necessary permitting, capital cost estimate, schedule and organization. Work over the September--November 2002 period on certain critical parts of the project, including engineering, continued during this initial review. On December 5, 2002, we announced that we would be undertaking a comprehensive review of the Goro project. The objective of the comprehensive review is to assess all information on our Goro project, including the various cost estimates and trends, and determine what changes in the capital cost estimate and the project can be made to maintain the project's economic feasibility. The review of the capital cost estimate will cover what downward adjustments can be made in such estimate through scope or design changes, modifications to construction and related plans and civil and other contractual arrangements, and alternative project execution strategies. Since that announcement, we have been evaluating what onsite and offsite work should be curtailed or stopped and what work should be continued while this review is ongoing. The comprehensive review was commenced in response to information we received from the principal firms providing project engineering, procurement and construction management services that, if confirmed, would indicate an increase in the capital cost for the project in the range of 30 to 45 per cent above the then current capital cost estimate of $1,450 million. As a result of the temporary suspension of certain development activities and other actions which had been taken by year-end 2002 during this review process, we recorded a pre-tax charge of $25 million in the fourth quarter of 2002. This charge was comprised of pre-tax expenses of $62 million relating to the cancellation or termination of certain outstanding contractual obligations, to accrue for demobilization costs and to reduce the carrying value of certain assets relating to the project, partially offset by currency gains of $37 million from the early settlement of certain forward currency contracts that had been entered into for hedging purposes. Based upon this ongoing evaluation, we have also been reviewing various contractual and other arrangements covering construction and other work relating to the Goro project and implementing certain actions to suspend or terminate certain of those contractual arrangements.

    As of December 31, 2002, we had spent approximately $385 million on the Goro project since July 1, 2001 when this project was formally launched. This amount excludes a current estimate of approximately $260 million that would still have to be spent for equipment, services and other requirements under existing contracts and commitments, and accruals of approximately $120 million relating to such requirements as of year-end 2002, most of which is expected to have value for the project.

    Since the Goro project review process is still in its preliminary stages given its planned scope, we do not currently expect to be in a position to report on the results of this review, including an updated capital cost estimate for the project and the additional effect, if any, that this review could have on our financial results, until at least the end of the second quarter or early in the third quarter of 2003. We have been working with various parties to assist us in the review process. While the key objective of this comprehensive review is to implement such actions and steps, if required, to have a project that will meet an acceptable rate of return on the investment to be made in this project, if, upon completion of the review, we were to conclude that the Goro project could not be restructured to meet our rate of return on investment requirements, we would likely write off all or a substantial portion of the carrying value of the Goro project and we would also lose the expected future production from Goro. Such a result would have a material adverse effect on our business, results of operations, financial condition and liquidity.

    During 2002, as mine production at our Manitoba operations transitioned from the Thompson mine to the lower grade Birchtree mine, we experienced lower mine production. As this transition moves forward, we expect to see declining mine production in Manitoba in 2003 and in future years. We have recently been relying upon, and will continue to rely upon, on an increasing basis, the availability of purchased intermediates to maintain Manitoba's nickel production at around the 45,000 tonne annual level. While we have entered into agreements and other arrangements to purchase intermediates to maintain Manitoba's production levels at or near the 45,000 tonne annual level for the next few years, until the Voisey's Bay project produces intermediates in the form of concentrates for further processing at the Manitoba and Ontario operations, if suppliers of the purchased intermediates were to experience production problems or other disruptions, this could have a material adverse effect on our nickel production, business, results of operations, financial condition and liquidity. While we have certain potential new mine development projects at our existing operations in Canada, if sufficient new low-cost sources of nickel such as our Voisey's Bay and Goro projects are not developed on a timely basis, our overall nickel production, particularly at our Manitoba operations, could decline by 2004, and our unit cost of production could increase significantly with any material decline in mine production from our Canadian operations if such operations were not significantly restructured. These developments could materially adversely impact our business, results of operations, financial condition and liquidity.

    The level of production and capital and operating cost estimates relating to the Goro project, the Voisey's Bay project and other projects of ours, which are used in establishing ore reserve estimates and for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. In the case of our Goro project, as discussed above, the review by us could result in a capital cost estimate substantially higher than the 15 per cent increase in the estimate that we had indicated in the third quarter of 2002 could occur given the then current state of project procurement and engineering.

     We announced on March 20, 2003 (i) the results of our bankable feasibility study for the mine for the Ovoid and adjacent surface deposits, concentrator and related facilities representing part of the initial phase of the Voisey's Bay project and (ii) that we plan to proceed with this initial phase.

     Based upon the results of the study, the estimated total capital cost for the mine and 6,000-tonne per-day concentrator and related facilities representing the mine, concentrator and related facilities and infrastructure in the Voisey's Bay area (the "Mine/Concentrator Project") will be $582 million, including $35 million spent since July 2002 on infrastructure and related work. The $582 million amount represents an increase of $77 million or about 15 per cent over the prefeasibility study estimates for the Mine/Concentrator Project. This estimate includes a $54 million contingency. The initial phase of the Voisey's Bay project will also involve a research and development program covering hydrometallurgical processing technologies (the "Hydromet R&D Program") for the treatment of the Voisey's Bay nickel and cobalt-containing concentrates to be produced into finished nickel and cobalt product, including the demonstration plant to be constructed in Argentia, Newfoundland. The Hydromet R&D Program is expected to cost approximately $134 million or about 14 per cent above the initial estimate for this program. In addition to the Mine/Concentrator Project and the Hydromet R&D Program, the initial phase will include handling facilities to be constructed at our Canadian operations for the nickel and cobalt-containing concentrates to be processed over the 2006 - 2011 period once the Mine/Concentrator Project and the demonstration plant are in operation, at an estimated cost of $47 million, and an exploration program at an estimated cost of $13 million. The total capital cost estimate for all four parts of the initial phase of the Voisey's Bay project is $776 million, or about 14 per cent above the prefeasibility study estimates of $680 million.

    The engineering firm retained to complete the study has indicated that it believes that the capital cost estimate is within a range of plus 15% and minus 5% of the $547 million figure still to be spent for the Mine/Concentrator Project.

    It is very likely that actual results for these projects will differ from our current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, our current estimates. If actual results are less favorable than we currently estimate, our business, results of operations, financial condition and liquidity could be materially adversely impacted.

RISKS ASSOCIATED WITH PT INCO

    Our investment in PT Inco at book value as of December 31, 2002 totalled $364 million. Approximately 30 per cent of our 2003 planned total production of primary nickel, including intermediate product, is currently expected to come from PT Inco. In 1999, to meet PT Inco's cash shortfalls attributable principally to the increase in the capital cost of the new hydroelectric facilities which were part of PT Inco's expansion project, the relatively low nickel prices, and constraints on PT Inco's production attributable to then reduced hydroelectric power generation caused by below average rainfall, we advanced $88 million in total to PT Inco. These advances have since been repaid. PT Inco may experience cash shortfalls in the future, particularly if there were to be a significant decline in primary nickel demand and nickel prices. In the event of such a cash shortfall, we may again conclude that it would be necessary to advance cash to PT Inco in order to meet PT Inco's cash needs.

    The uncertain political situation in Indonesia, primarily as a result of the ongoing economic and political problems facing that country, could adversely affect PT Inco's ability to operate. While there has been no indication that the Government of the Republic of Indonesia is considering currency controls, nationalization of certain properties or facilities or other similar actions, regional and local governmental authorities have sought to take greater control of the development of their resources and these or other political developments, including, but not limited to, the possibility of disruptions in PT Inco's operations arising out of the actions of non-governmental organizations or community activist groups, could have a material adverse effect on PT Inco's, and therefore our, nickel production, business, results of operations, financial condition and liquidity.

ENVIRONMENTAL RISKS

    Environmental legislation affects nearly all aspects of our operations worldwide. These laws apply to us along with other companies in the mining and metals industry. This type of legislation requires us to obtain operating licenses, permits and other approvals and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new projects or undertaking significant changes to existing operations. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include (1) further reducing or stabilizing various emissions, including sulphur dioxide, metal and greenhouse gas emissions, (2) mine reclamation and restoration, and
(3) water, air and soil quality and waste treatment and disposal.

    Although the ultimate amount to be incurred is uncertain, the total liability for future removal and site restoration costs in respect of our worldwide operations, to be incurred primarily after cessation of operations, is estimated to be approximately $415 million at December 31, 2002, up from $315 million at December 31, 2001. The increase was primarily due to the inclusion of new estimates for certain sites. In recognition of this future liability, we have recorded annually commencing in 1995 an accounting provision of $10 million for future removal and site restoration costs, which is included in cost of sales and operating expenses. This amount is based upon the estimated remaining lives of our applicable ore reserves and facilities and is in addition to ongoing operating and capital expenditures. The estimate of the total liability for future removal and site restoration costs has been developed from independent environmental studies, which include an evaluation of, among other factors, currently available information with respect to closure plans and closure alternatives, the anticipated method and extent of site restoration using current costs and existing technology, and compliance required by presently enacted laws, regulations and existing industry standards. The total liability for future removal and site restoration costs represents estimated expenditures associated with closure, progressive rehabilitation and post-closure care and maintenance. Potential recoveries of funds from the future sale of assets upon the ultimate closure of operations have not been reflected in the estimate of the total liability or related annual provision. Future changes, if any, to the estimated total liability, as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all areas in which we operate.

    Changes made in 2000 to mining regulations in the Province of Ontario will require us to provide letters of credit or other forms of financial security to fund our future reclamation and restoration costs, which are not expected to be incurred for many years, if we were to no longer meet certain minimum investment grade credit ratings for our outstanding publicly traded debt securities. Although our debt securities are currently rated investment grade, they were rated below investment grade in recent times and there can be no assurance that this situation will not reoccur. If we are not able to maintain the minimum investment grade credit ratings, it is currently estimated that letters of credit or other forms of financial security associated with the currently estimated costs of the eventual future closure of our mines and other facilities in Ontario would have to cover approximately $310 million in such closure costs. Due to the recent closure of three mines in Ontario in 2002, we were required under such mining regulations to provide surety bonds in the amount of $17 million as of December 31, 2002 to secure closure costs. In addition, we are subject to certain Indonesian regulations which require us to provide security for the reclamation of land areas that have been mined. In the case of our Manitoba operations we expect that, based upon recently enacted regulations in the Province of Manitoba, we will be required to provide some form of financial security for our future reclamation and restoration costs in that Province. However, it is not currently expected that these costs and related security with respect to our Manitoba operations (beyond what has been included in the $415 million estimate referred to above) and for our Indonesian operations will be of a material amount. These potential costs might not be incurred until many years in the future. If these requirements for letters of credit or other forms of financial security had to be satisfied, they could have an adverse effect on the amounts available for borrowing under our bank credit facilities.

    In February 2002, the Ontario government issued a control order that requires us to reduce sulphur dioxide emissions by 34 per cent at our Ontario smelting operations by the end of 2006. We are implementing a $76 million investment in fluid bed roaster off-gas scrubbing technology intended to reduce sulfur dioxide emissions to the new levels mandated by this new control order by the end of 2006. As part of the control order, we will also be required to (1) reduce ground level concentrations of sulfur dioxide, (2) continue research into the technology and economics of further reductions in sulphur dioxide emissions and (3) report annually to the Ontario Ministry of the Environment and the public on the progress of this research program. The control order calls for a final report on achieving the additional reductions to be submitted by December 31, 2010. We do not currently expect that compliance with the annual sulphur dioxide emission levels from our smelter operations or ground level concentrations levels as set forth in the control order will have any significant effect on our costs, operating procedures or annual production of nickel and other primary metals from our Ontario operations. The Province of Ontario recently issued a discussion paper covering proposals for further reductions in sulfur dioxide emissions by non-ferrous smelting operations, including our operations, and the federal government of Canada has recently designated for further regulation certain sulfur dioxide and particulate emissions from copper-smelting operations such as those we have in Ontario. While we are not able to determine the effect, if any, of these recent developments and significant future changes in regulatory emission limits and other environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the timing and ultimate form that such changes may take, any such changes could have a material adverse effect on our business, results of operations, financial condition and liquidity.

    Canada signed and ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("Kyoto Protocol") in December 2002. The Kyoto Protocol calls for significant reductions in the emissions of greenhouse gases, such as carbon dioxide, and nationwide ceilings on such emissions. In November 2002, the federal government of Canada released an initiative to address certain causes of climate changes. The specific requirement of this initiative is also to limit the discharge of carbon dioxide and other greenhouse gases. Neither of these initiatives has as yet established what the allocation of restrictions among various sources of greenhouse gases would be. While the precise impact on our Canadian operations and the operations of others who provide energy or other products or services to us is uncertain at this time, we anticipate that compliance with these initiatives could have a significant adverse effect on our results of operations and costs.

    In 2002, the Danish Environmental Protection Agency, as part of the authority granted to it under certain environmental regulations of the European Union Commission, published draft risk assessment reports, including certain conclusions concerning potential human health hazards associated with nickel metal and certain soluble nickel compounds, including nickel sulphate, nickel chloride and nickel nitrate. This Agency determined, based on certain animal studies, that soluble nickel is a reproductive toxin and has proposed certain product labelling requirements as a result of this determination. It has also assessed certain other environmental issues. In addition, based upon these draft reports and taking into consideration certain studies, this Agency has proposed that soluble nickel be classified under its hazard classification system as a known human carcinogen. Before any such proposed classification could come into effect, a number of regulatory and administrative steps would have to be completed. If this proposed classification were to come into effect as currently proposed, it could result in use restrictions and other requirements which could have a material adverse impact on certain producers and end users of the forms of nickel covered by such classification and on our business, results of operations, financial condition and liquidity. The European Union Commission also in 2002 proposed a directive on air pollution which includes target limit values for nickel since nickel is considered by this Commission to be a possible carcinogenic pollutant. Member states of the European Union will have until 2010 to achieve the target limit values, after which more stringent binding limit values may be considered. The technical and socio-economic feasibility of meeting such limits are currently being considered by the European Union Commission and those industries that would be affected, including nickel producers.

    Further changes in environmental laws, the restrictions on our discharge of greenhouse gases as a result of Canada's program to comply with the Kyoto Protocol and similar developments that may be imposed, new information on existing environmental conditions and other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance or other expenditures or otherwise have a material adverse effect on our business, results of operation, financial condition and liquidity.

    Other changes in environmental legislation could have a material adverse effect on product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it extremely difficult to predict their future impact on us. We anticipate capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits.

    There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, results of operation, financial condition or liquidity. We may also be subject to claims from persons alleging that they have suffered significant damages as a result of the environmental impact of our operations, including operations that have ceased to exist for many years.

COMPETITION

    The nickel industry is highly competitive in all aspects of operations, including the exploration for, and the development of, new sources of supply, the acquisition of deposits, and the processing, distribution and marketing of nickel products. The level of production and export of primary nickel and secondary or nickel-containing scrap material from the Russian Federation as well as other sources of such scrap, together with the continuing relatively limited level of domestic consumption of nickel in the Russian Federation since the break-up of the former Soviet Union, has had, and is expected to continue to have, a significant impact on the nickel industry's supply-demand balance.

    During 1999, three new nickel projects in Australia began commercial production at costs of production which the sponsors of such projects had estimated to be very favorable relative to other industry participants, including us. While these projects still have not operated at close to their aggregate indicated production capacity, which had been estimated by their sponsors to be approximately 65,000 tonnes annually in total, increases in the supply of nickel resulting from those projects, and from other new sources of nickel, if developed, could create downward pressure on prices realized by us for our primary nickel products.

    While we expect that the demand for nickel will continue to grow over the longer term, increases in supply in excess of increases in demand could cause nickel prices to remain at current levels or to decrease further. Any such situation could materially adversely affect our business, results of operations, financial condition and liquidity. See "--Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results" above. As we expect to become a significant producer of cobalt once our development projects begin commercial production, our results will also be affected by the currently projected highly competitive market for cobalt.

GOVERNMENTAL REGULATIONS

    In addition to environmental regulations referred to above, the mining and metals industry in Canada operates under federal, provincial and municipal legislation, regulation and intervention by governments in such matters as land tenure, limitations on areas in which mining can be conducted, production rates, income and other taxes and the export of ore and other products, as well as other matters. Our operations in Indonesia, the United Kingdom, New Caledonia and other countries outside Canada are also subject to various environmental and other applicable laws and regulations and governmental interventions, some of which are similar to those in Canada and all of which are subject to change. The mining and metals industry is also subject to regulation and intervention by governments in such matters as control over the development and abandonment of mine sites (including restrictions on production) and possible expropriation or cancellation of contract and mineral rights. Before proceeding with major projects, including significant changes to existing operations, we must obtain regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions, including the obligation to post security deposits and other financial commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and abandonment or restructuring of projects and increased costs, all of which could negatively affect our future earnings and cash flow. In addition, such regulations may be changed from time to time in response to economic or political conditions, and the implementation of new regulations or the modification of existing regulations affecting the mining and metals industry could increase our costs and have a material adverse impact on business, results of operations, financial condition and liquidity.

    There can be no assurance that we will be in compliance with all applicable statutes or regulations at all times or that steps to bring us into compliance would not materially adversely impact our business, results of operations, liquidity or financial condition. See "--Environmental Risks" above.

CAPITAL REQUIREMENTS AND OPERATING RISKS

    Each of our two current principal primary metals business units, the Canadian and U.K. operations and our 59 per cent owned Indonesian subsidiary, PT Inco, has required, and is expected to continue to require, certain levels of investment to sustain its current levels of production. For 2003, we currently forecast capital expenditures totalling approximately $680 million, covering sustaining capital projects for these units as well as planned expenditures for our Goro and Voisey's Bay projects and other development projects. This total amount assumes a level of capital expenditures for our Goro project of $260 million, which may be higher or lower depending upon the results of the review referred to under "--Uncertainty of Production and Capital and Other Cost Estimates" above and other developments, and $185 million for our Voisey's Bay project, which may be higher or lower depending upon the results of the bankable feasibility study referred to above and other developments. We anticipate very substantial continuing capital expenditures in 2004 and subsequent years for sustaining capital projects and for our development projects. The expected capital costs of each of our two major development projects are under review and may ultimately be much higher than what we currently anticipate. To meet such capital expenditure requirements, we must generate sufficient positive internal cash flow and/or utilize available financing sources.

    In addition, our mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at our mining or processing operations could materially adversely affect our business, results of operations, financial condition and liquidity.

    For example, we recently experienced certain seismic conditions at two of our mines at our Ontario operations which required us to curtail mining activities while these conditions were evaluated. These conditions did not result in any significant production disruptions but could reoccur in the future and could adversely affect our production. In addition, our Indonesian subsidiary recently experienced an unexpected maintenance requirement covering one of its two hydroelectric generating facilities which will require a limited shutdown of the facility to repair the facility's two turbines. We do not currently expect that this shutdown will affect PT Inco's 2003 planned production, although there can be no assurances in this regard.

    The wholesale electricity markets in Ontario were deregulated for a portion of 2002 and as a result we experienced fluctuations in some of our electricity costs at our Ontario operations. Depending upon future changes in the regulatory environment for these markets, we could experience future fluctuations in such costs. We have from time to time experienced adverse production and production cost trends at our operations in Canada and elsewhere and could experience similar adverse trends in the future.

LABOR RELATIONS

    Collective agreements with unionized hourly production and maintenance workers at our Ontario operations remain in effect until May 31, 2003 and a three-year collective agreement with our unionized office, clerical and technical employees at our Ontario operations remains in effect until March 31, 2004. On September 15, 2002, a new three-year collective agreement with our unionized workers at our Manitoba operations was successfully negotiated. Our PT Inco subsidiary entered into a new two-year collective labor agreement with its union in January 2003. While there were no significant problems in reaching agreement on this new agreement with PT Inco's labor force, with the increased potential for actions of non-government organizations and other activist groups, as part of the current uncertain economic and political situation in Indonesia, and the general increase in labor activism in that country, there can be no assurance that such activism will not adversely affect PT Inco's ability to successfully operate. Any disruption in PT Inco's operations as a result of labor issues or other issues may adversely affect its operations and could materially adversely impact our business, results of operations, financial condition and liquidity. At Goro, we currently have two unions representing some of our employees. In early September 2002, Goro experienced labor disruptions by personnel associated with certain project construction subcontractors. As a result of these disruptions, the decision was made to curtail certain activities at the project's site to enable the project company, Goro Nickel, contractors, subcontractors and other interested parties to develop procedures to avoid future disruptions. A number of procedures have been put in place and we and Goro Nickel have been seeking to complete the implementation of these procedures. Through an employer's association, of which we are the controlling member, we negotiated a collective agreement effective September 2002 covering the construction phase of the Voisey's Bay project.

    There can be no assurance that we will continue to have a positive relationship with our employees at our operations in Canada and elsewhere or that new collective agreements will be entered into without work interruptions. We could also be adversely affected by labor disruptions involving third parties who may provide us with goods or services at our operations in Canada and elsewhere. For example, as discussed above, our Goro project has experienced labor disruptions by employees of our construction contractors. Any lengthy work interruptions at our Goro or Voisey's Bay projects could materially adversely affect the timing of completion and the cost of either project, as well as our business, results of operations, financial condition and liquidity.

UNCERTAINTY OF RESERVE ESTIMATES

    Our reported ore reserves are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, based upon a number of assumptions, including long-term prices for nickel, copper and cobalt. In some cases, we assume long-term prices that are above current and recent prices. Changes in these assumptions, including any reduction in the assumed metals prices, could materially adversely affect the calculation of the quantities of proven and probable ore reserves and any significant reduction in such reserves could adversely affect our production levels and, accordingly, our financial results. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than what is indicated by geological measurements of the reserves. Further, market price fluctuations in nickel, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. See also "--Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results" and "--Uncertainty of Production and Capital and Other Cost Estimates".

    No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates anticipated by us. Our reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

RISKS RELATING TO BANK FACILITIES

    To provide liquidity for our operations, we maintain committed bank credit facilities currently aggregating $675 million, none of which was drawn as of the date hereof. Covenants contained in these bank credit facilities require us to maintain a consolidated indebtedness to tangible net worth ratio, as defined in such credit facilities ("debt:equity ratio"), of not more than 50:50 and a minimum tangible net worth (as defined in such credit facilities) of at least $1.5 billion. At December 31, 2002, pursuant to these covenants and taking into account the non-cash impairment charge taken by us in the second quarter of 2002 relating to the reduction in the net carrying value of our Voisey's Bay project and certain other assets and the charge referred to above taken in the fourth quarter of 2002 relating to our Goro project, the debt:equity ratio was approximately 31:69 and our tangible net worth was $3.3 billion. There can be no assurance that future material adverse developments would not result in a breach of these covenants. If we are unable to maintain a debt:equity ratio of not more than 50:50 and tangible net worth of at least $1.5 billion, our bank lenders generally would have the right to declare a default and require all then outstanding loans to be repaid and pursue the various remedies available to them under the bank credit facilities, including declining to make any new loans under such facilities. Any such action by the lenders could materially adversely affect our ability to finance our operating and development projects, and our results of operations, financial condition and liquidity.

EXCHANGE RATE FLUCTUATIONS

    Our results of operations are affected by various exchange rates, in particular between the Canadian dollar and the U.S. dollar and, to a lesser extent, other exchange rates. These exchange rates have varied substantially over time, including over the last five years. For example, the Canadian dollar has strengthened significantly compared to the U.S. dollar to date in 2003, rising from $0.6350 per Cdn.$1.00 on January 2, 2003 to $0.6896 per Cdn.$1.00 on April 28, 2003. A substantial portion of our revenue is received in U.S. dollars since the price of nickel and other metals produced by us are generally referenced in U.S. dollars, while a significant portion of our costs and expenses are incurred in Canadian dollars. Our consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact our financial results. We from time to time hedge a portion of our Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect that such fluctuations could have on our results of operations or financial condition.

INTEREST RATE AND COUNTERPARTY RISK

    Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We generally have used fixed-rate debt to finance long-term investments, while variable-rate debt has been used to meet working capital requirements and related requirements on a more near-term basis. At the end of 2002, we entered into an interest rate swap agreement to manage the interest rate risk associated with a portion of our fixed-rate debt.

The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At December 31, 2002, approximately $448 million, or 27 per cent, of our total debt of $1,643 million was effectively subject to variable interest rates. Based upon our level of debt that is effectively floating rate, as of December 31, 2002 the impact of a 10 per cent change in interest rates, or 14 basis points (based on certain benchmark interest rates as at December 31, 2002), over the course of a full year would change our interest expense by less than $1 million over a full year. As noted above, we may be required to raise additional debt in the future and, accordingly, we could be materially adversely affected by changes in interest rates in the future despite any interest rate swaps we then might have in effect. Since year-end 2002, we have entered into an interest rate swap covering 100 per cent of our $400 million aggregate principal amount of 7 3/4% Notes due 2012 that effectively converts all of those securities to floating rate debt and increases the sensitivity of our interest expense to changes in interest rates proportionately. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

    In addition, our interest rate swaps, metals hedging and foreign currency risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business and financial condition.


RISKS RELATING TO THE DEBENTURES

POSSIBLE VOLATILITY OF OUR COMMON SHARES

    The Debentures are convertible into common shares; accordingly, fluctuations in the market price of our common shares may affect the market price of the Debentures. We cannot predict whether the market price of our common shares will rise or fall. Factors that will affect the trading price of our common shares include the following: our operating results and future prospects; nickel prices and expectations concerning future nickel prices; material public announcements by us or our competitors; the extent to which we pay dividends or make other distributions to holders of our common shares; whether we or another person issues securities like the Debentures or issues or sells a large number of our common shares; trading on the New York Stock Exchange and the Toronto Stock Exchange where our common shares are traded; conditions in the capital markets generally; and political, financial and economic conditions. In addition, the common shares have from time to time in recent years experienced significant price and volume fluctuations that often have been unrelated and disproportionate to our operating performance. See "Price Range of Common Shares" and "Dividend Policy".

TERMS OF THE DEBENTURES

    No adjustment to conversion rate for accrued interest. The rate at which the Debentures are convertible into our common shares is not adjusted for accrued interest. Such accrued interest will be fully satisfied by the delivery of the common shares (or cash in lieu of common shares or a combination thereof) received upon conversion, so a converting holder will not necessarily receive any cash payment representing accrued interest. Because the number of common shares issuable upon conversion of each Debenture is not increased even though the accreted value of the Debentures (i.e., the issue price plus accrued interest) increases over time, the implied effective conversion price will increase over time.

    Your conversion right is conditional. The Debentures have several features, including conditions to conversion, which, if not satisfied, could prevent you from converting your Debentures and result in you receiving less than the value of our common shares into which the Debentures are otherwise convertible. These features could adversely affect the value and the trading prices of the Debentures. See "Description of Debentures--Conversion Rights".

    Adverse consequence of original issue discount. The Debentures were issued at a substantial discount from their amount payable at maturity, which, for United States federal income tax purposes, is referred to as original issue discount. As a result, if you purchased the Debentures, you generally will be required to include amounts in gross income for United States federal income tax purposes prior to the conversion, redemption, purchase or maturity of the Debentures to which such income is attributable. See "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations--Original Issue Discount".

    The Debentures are subject to early redemption. The Debentures may be redeemed at our option at any time on or after March 19, 2010, in cash or common shares, or a combination of cash and common shares, at the redemption prices set forth in this prospectus, together with any accrued and unpaid cash interest to the redemption date. You should assume that this redemption option will be exercised if we are able to refinance at a lower interest rate or it is otherwise in our interest to redeem the Debentures.

    A change in control may not result upon the occurrence of certain important corporate events. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture and therefore not require us to purchase the Debentures. See "Description of Debentures--Change in Control Requires Offer to Purchase Debentures".

TRADING MARKET FOR THE DEBENTURES

    The Debentures comprise a new issue of securities for which there may be no trading market. The Debentures are not listed on any securities exchange or included in any automated quotation system. The Debentures may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common shares, our performance and other factors. We do not know whether an active trading market will develop for the Debentures. To the extent that an active trading market does not develop, the price at which you may be able to sell the Debentures, if at all, may be less than the price you pay for them in this offering.

INABILITY TO FUND PURCHASE OF DEBENTURES

    Upon the occurrence of specified change in control events occurring on or prior to March 14, 2010, we will be required to offer to purchase all outstanding Debentures for cash, common shares, or a combination of cash and common shares. However, it is possible that if we elect to pay all or a portion of the purchase price in cash upon such a change in control, we may not have sufficient funds at that time to make the required purchase of Debentures or that restrictions in our credit facilities or other indebtedness may not allow those purchases of Debentures for cash.


                                 USE OF PROCEEDS

     Neither the sale of any Debentures by any holders thereof nor the issue of any underlying shares will result in any proceeds to Inco.


                          PRICE RANGE OF COMMON SHARES

    Our common shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX"). The high and low closing sale prices of our common shares on the NYSE and the TSX for the periods indicated are set forth in the following table:

                                                     NYSE                   TSX
                                               ----------------  -----------------------
                                                HIGH      LOW        HIGH          LOW
YEAR ENDED DECEMBER 31, 2001
  First quarter............................    $ 18.83  $ 14.60  Cdn.$29.09   Cdn.$22.10
  Second quarter...........................      20.51    14.25       30.70        22.54
  Third quarter............................      17.70    11.35       27.10        17.90
  Fourth quarter...........................      16.94    12.20       27.05        19.50
YEAR ENDING DECEMBER 31, 2002
  First quarter............................    $ 19.82  $ 16.52  Cdn.$31.40   Cdn.$26.35
  Second quarter...........................      23.66    18.98       36.25        30.16
  Third quarter............................      22.45    15.30       33.91        24.30
  Fourth quarter...........................      21.99    15.51       34.25        24.80
YEAR ENDING DECEMBER 31, 2003
  First quarter ...........................    $ 23.12  $ 18.00  Cdn.$35.40   Cdn.$26.35
  Second quarter (through April 28, 2003)..      19.70    18.30       28.49        26.75

    On April 28, 2003, the last reported sale price of our common shares on the NYSE was $18.50 and on the TSX was Cdn.$26.79.

                                 DIVIDEND POLICY

    Our dividend policy, under normal circumstances and after taking into account our short-term and long-term needs and objectives, is to declare and pay dividends on the common shares averaging approximately one-third of reported net earnings over a period of years. A sustainable level of regular quarterly dividends would be paid, adjusted, when appropriate, by extra dividends. The quarter-to-quarter decision as to the amount of the quarterly dividend per common share is determined with reference to current business results and cash needs. In February 1999, our board of directors eliminated the payment of quarterly dividends on our common shares. This action was taken as part of our other actions to maintain our financial flexibility in the commodity price environment prevailing at that time. Our board of directors has reviewed, and will continue to review, on a periodic basis, a possible decision to restore and, accordingly, declare and pay dividends on our common shares in the future.


                                EARNINGS COVERAGE

    For 2002, we recorded total non-cash charges of $1,626 million, net of deferred income and mining taxes of $789 million, under Canadian GAAP. As a result of these non-cash charges, we had a net loss, before deduction of interest and income and mining taxes, of $2,070 million for the twelve months ended December 31, 2002 and, after giving effect to our initial offering of Debentures and our concurrent offering of 3 1/2% subordinated debentures due 2052 (the "Subordinated Debentures"), as if made as of January 1, 2002, we would have had a deficiency of $2,181 million in the amount required to cover our interest requirement of $111 million. Excluding these non-cash charges, after giving effect to our initial offering of Debentures and our concurrent offering of Subordinated Debentures, as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $345 million for the twelve months ended December 31, 2002, would have been 3.1 times our interest requirement for 2002 of $111 million. If our initial offering of Debentures and our concurrent offering of Subordinated Debentures had been made as of April 1, 2002, excluding non-cash charges of $1,613 million, net of deferred income and mining taxes of $785 million, consolidated net earnings, before deduction of interest and income and mining taxes of $302 million for the twelve months ended March 31, 2003 would have been 2.7 times our interest requirement of $112 million. As our zero coupon convertible notes ("LYON Notes"), the Debentures and the Subordinated Debentures are treated as equity for Canadian GAAP purposes, our interest requirement does not include the carrying charges associated with these securities. Had we accounted for the LYON Notes, the Debentures and the Subordinated Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Debentures and the Subordinated Debentures would have been reflected in interest expense and we would have had a deficiency of $2,193 million and $2,220 million in the amount required to cover our interest requirement for the twelve months ended December 31, 2002 and March 31, 2003, respectively.

    The information included in this section is based upon our audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. As a result of the above-referenced non-cash charges, which totaled $2,247 million, net of deferred income and mining taxes of $947 million, for U.S. GAAP purposes, we had a net loss, before deduction of the cumulative effect of a change in accounting principles of $18 million, interest and income and mining tax expenses, of $2,867 million for the twelve months ended December 31, 2002 and, after giving effect to our initial offering of Debentures and our concurrent offering of Subordinated Debentures, as if made as of January 1, 2002, we would have had a deficiency of $2,990 million in the amount required to cover our interest requirement of $123 million for the twelve months ended December 31, 2002. Excluding these non-cash charges, after giving effect to our initial offering of Debentures and our concurrent offering of Subordinated Debentures as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $327 million for the twelve months ended December 31, 2002, would have been 2.7 times our interest requirement of $123 million. If our offering of Debentures and our concurrent offering of Subordinated Debentures had been made as of April 1, 2002, excluding the cumulative effect of a change in accounting principles of $18 million, non-cash charges of $2,234 million, net of deferred income and mining taxes of $943 million, consolidated net earnings, before deduction of interest and income and mining taxes of $287 million for the twelve months ended March 31, 2003, would have been 2.3 times our interest requirement of $124 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see Note 22 to our consolidated financial statements included as an Exhibit to our 2002 10-K .


                                     RATINGS

    On March 6, 2003, Standard & Poor's Corporation ("S&P") assigned a "BBB-" rating to the Debentures and Moody's Investors Service, Inc. ("Moody's") assigned a "Baa3" rating to the Debentures.

    Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the Debentures by the rating agencies are not recommendations to purchase, hold or sell the Debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Each rating should be evaluated independently of any other rating. These is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

    S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, insofar as a BBB rating is concerned, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities.

The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major categories.

    Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality for such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative investment characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


                            DESCRIPTION OF DEBENTURES

    The Debentures were issued under an indenture dated as of March 7, 2003, as supplemented by a first supplemental indenture dated as of March 7, 2003, between us and The Bank of New York, as trustee. References in this description to the indenture are to the indenture as so supplemented. The following description summarizes the material provisions of the Debentures and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, the definitions and other provisions of the indenture. As used in this description, the words "we", "us", "our" and "Inco" do not include any of our current or future subsidiaries.


GENERAL

    The Debentures are limited to $272,679,000 aggregate amount payable at maturity. The Debentures mature on March 14, 2023. The amount payable at maturity of each Debenture is $1,000. We may, at our option, elect to pay the amount payable at maturity in cash or our common shares or any combination of cash and common shares. If we elect to pay all or any part of this amount in common shares, the number of common shares we will deliver will be equal to the portion of the amount to be paid in common shares divided by the average market price of one common share, which we define under "--Delivery of Shares; Fractional Shares". The Debentures are payable at the office of the paying agent (currently, the trustee), or an office or agency we maintain for this purpose, in the Borough of Manhattan, The City of New York. We discuss the tax treatment of payments to holders in respect of the Debentures under "Certain Income Tax Considerations".

    The Debentures were offered at a substantial discount from their amount payable at maturity. See "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations--Original Issue Discount". Each Debenture was issued at an issue price of $913.81 per Debenture. Interest accrues on the issue price of a Debenture in the period during which a Debenture remains outstanding at a rate of 1.5% per year compounded semi-annually. However, prior to stated maturity, we will only pay interest in cash at a rate of 1.0943% per year on the issue price of the Debentures. The rate of cash interest and the amount payable at maturity over the issue price represent a yield to maturity of 1.5% computed on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Such accrual will commence on the issue date for the Debentures of March 7, 2003. The amount payable at maturity of a Debenture represents the issue price plus accrued interest to the stated maturity date of March 14, 2023.

    Only cash interest at a rate of 1.0943% per year on the issue price from the issue date of the Debentures, or from the most recent date to which cash interest has been paid or duly provided, will be paid on the Debentures until the Debentures are converted in accordance with the indenture or paid in full, or until funds or common shares, or any combination of funds and common shares, are made available for their payment in full in accordance with the indenture. Cash interest is payable at the stated maturity (or earlier date of redemption, purchase or, in certain circumstances, conversion) and semi-annually in arrears on March 14 and September 14 of each year, beginning on September 14, 2003 to holders of record at the close of business on the March 1 or September 1 (whether or not a business day) immediately preceding such interest payment date. Each payment of cash interest on the Debentures includes cash interest accrued through the day before the applicable interest payment date or the stated maturity (or earlier purchase, redemption or, in certain circumstances, conversion), as the case may be. Any payment required to be made on any date that is not a business day will be made on the next succeeding business day as if made on the date that payment was due and no cash interest will accrue on that payment for the period from and after the date that payment was due to the date of payment on the next succeeding business day. In the event of the maturity, conversion, purchase or redemption of a Debenture as described below, all interest will cease to accrue on such Debenture under the terms of and subject to the conditions in the indenture. We may not reissue a Debenture that has matured or been converted, purchased, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such Debenture.

    Debentures may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar. The trustee is currently the conversion agent and registrar.

    The indenture limits our right to pledge our and certain of our subsidiaries' assets and to engage in some sale and leaseback transactions, as described below under "--Certain Covenants", but it does not limit our right to incur additional indebtedness or pay dividends or contain any other financial covenants. These provisions of the indenture would not necessarily afford holders of the Debentures protection from a decline in the value of their investment in the event of a highly leveraged or other transaction involving us that may adversely affect such holders.


BOOK-ENTRY SYSTEM

    The Debentures were issued in the form of two global securities held in book-entry form. The Depository Trust Company ("DTC") or its nominee is the sole registered holder of the Debentures for all purposes under the indenture. Owners of beneficial interests in the Debentures represented by the global securities hold such interests pursuant to DTC's procedures and practices. As a result, beneficial interests in any such securities are shown on, and transfers thereof are only effected through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with DTC's procedures and practices. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture provided to the holders of the Debentures. Inco and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities. See "Legal Ownership" below.

    DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants deposit with it and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to securities brokers and dealers, banks and trust companies, and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission (the "SEC").


RANKING OF DEBENTURES

    The Debentures are unsecured and unsubordinated obligations. The Debentures rank on parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.


CONVERSION RIGHTS

    A holder may convert its outstanding Debentures, in multiples of $1,000 amount payable at maturity, into our common shares prior to 5:00 p.m. New York City time at stated maturity only under the circumstances described below. If a holder has submitted a holder redemption notice or a change in control purchase notice requiring us to redeem or purchase any Debentures, the holder may convert these Debentures as described in this section only if the holder has withdrawn its holder redemption notice or change in control purchase notice in accordance with the requirements of the indenture.

    A holder may convert a Debenture into common shares only under the following circumstances:

    o in a calendar quarter (and only during such calendar quarter) beginning with the quarter ending September 30, 2003 if, as of the last day of the immediately preceding calendar quarter, the closing sale price of our common shares for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of such preceding quarter is more than 120% of the accreted conversion price (as defined below) per common share on the last trading day of such preceding quarter; or

    o during the five business-day period following any ten consecutive trading-day period in which the trading price of the Debentures for each day of such period was less than 95% of the product of the closing sale price of our common shares multiplied by the conversion rate in effect for that period; or

    o   if the Debentures have been called for redemption; or

    o upon the occurrence of the corporate events described below under "--Conversion upon Specified Corporate Events".

CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

    A holder may surrender any of its Debentures for conversion into our common shares in a calendar quarter (and only during such quarter) beginning with the quarter ending September 30, 2003, if, as of the last day of the immediately preceding calendar quarter, the closing sale price of our common shares for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of such preceding quarter is more than 120% of the accreted conversion price per common share on the last trading day of such preceding quarter. The "accreted conversion price" per share as of any day will equal the sum of the issue price of the Debenture plus accrued interest divided by the number of shares issuable upon conversion of a Debenture, subject to any adjustments to the conversion rate through that date.

    The "closing sale price" of the common shares on any date means the closing sale price per common share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which the common shares are traded (currently being the New York Stock Exchange) or, if the common shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System or, if no such price is reported, as reported by the principal non-United States market on which the common shares are traded (currently being the Toronto Stock Exchange), such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date. In the absence of such quotation, we will determine the closing sale price on the basis of such quotations as we consider appropriate.

CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

    A holder may surrender any of its Debentures for conversion into our common shares prior to stated maturity during the five-business day period following any ten consecutive trading-day period in which the trading price of the Debentures for each day of that period was less or was deemed to be less than 95% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate.

    The "trading price" of the Debentures on any date of determination means the average of the secondary market bid quotations per Debenture obtained by the conversion agent for $5,000,000 amount payable at maturity of the Debentures at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select; provided that if the conversion agent cannot reasonably obtain at least two such bids, but can reasonably obtain one such bid, this one bid shall be used. If for any date the conversion agent cannot reasonably obtain at least one bid for $5,000,000 amount payable at maturity of the Debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures, then the trading price of the Debentures for that date will be deemed to be less than 95% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate.

    The conversion agent shall be obligated to determine the trading price of the Debentures only upon our request. We must make such a request only if a holder provides us with reasonable evidence that the trading price of the Debentures would be less than 95% of the product of the closing sale price of our common shares and the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the conversion agent to determine the trading price of the Debentures for the applicable period.

CONVERSION UPON NOTICE OF REDEMPTION

    If we call the Debentures for redemption, a holder may convert the Debentures from the date of the notice of redemption until the close of business on the business day immediately preceding the redemption date, after which time the right to convert will expire unless we fail to pay the redemption price.


CONVERSION UPON SPECIFIED CORPORATE EVENTS

    If we elect to:

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

    o distribute to all holders of our common shares certain rights entitling them to purchase, for a period expiring within 45 days, our common shares at less than the then current market price (measured by averaging the closing sale prices of our common shares for the 10 trading days preceding the date of the first public announcement of such distribution); or

    o distribute to all holders of our common shares, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the closing sale price of our common shares on the day preceding the date of the first public announcement of such distribution;

we must notify the holders at least 10 days prior to the ex-dividend date for the distribution. Once we have given this notice, the holders may surrender Debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that the distribution will not take place. No distribution will entitle the holder of a Debenture to convert if the holder would otherwise participate in the distribution without conversion.

    In addition, if

    o we are a party to a consolidation, amalgamation, merger, statutory arrangement (involving a business combination) or sale of all or substantially all of our consolidated assets;

    o   we are not the resulting or surviving entity;

    o   the transaction is not with one of our affiliates; and

    o   after the transaction, either

    o more than 50% of the surviving or resulting entity's total voting power is not held by our pre-transaction shareholders, or

    o more than 50% of the surviving or resulting entity's directors were not directors of ours or approved by our pre-transaction board of directors,

then holders may surrender Debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until and including the date that is 15 days after the actual date of such transaction. If the transaction also constitutes a "change in control," as defined below, the holder instead can require us to purchase all or a portion of its Debentures as described under "--Change in Control Requires Offer to Purchase Debentures".

CONVERSION RATE AND CONVERSION PROCEDURES

    The initial conversion rate is 31.9354 common shares per $1,000 amount payable at maturity of the Debentures, subject to adjustment upon the occurrence of the events described below. This is equivalent to an initial conversion price of approximately $28.61 per common share. On conversion, we will pay cash for any fractional shares in an amount equal to their average market price, determined as described under "--Delivery of Shares; Fractional Shares". We will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the Debentures. We will give notice of our election to deliver part or all of the conversion consideration in cash to the holder converting the Debentures within two business days of our receipt of the holder's notice of conversion unless we have already informed holders of our election in connection with our optional redemption of the Debentures as described under "--Redemption of Debentures at the Option of Inco". The amount of cash to be delivered per Debenture will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the average of the closing sale prices of our common shares on the five consecutive trading days commencing one day after (a) the date of our notice of election to deliver part or all of the conversion consideration in cash if we have not given notice of redemption, or (b) the conversion date, in the case of a conversion following our notice of redemption specifying our intention to deliver cash upon conversion.

    If we elect to deliver cash in lieu of some or all of the common shares issuable upon conversion, we will make the payment, including the delivery of any common shares, through the conversion agent, to holders surrendering Debentures no later than the tenth business day following the conversion date. Otherwise, we will deliver the shares, together with any cash payment for fractional shares, through the conversion agent no later than the fifth business day following the conversion date. We may not deliver cash in lieu of any common shares issuable upon a conversion (other than cash in lieu of fractional shares) if an Event of Default with respect to the Debentures has occurred and is continuing, other than a default in payment of the conversion consideration. We discuss the tax treatment upon conversion under "Certain Income Tax Considerations-- Certain United

States Federal Income Tax Considerations--Disposition or Conversion of the Debentures" and "Certain Income Tax Considerations--Certain Canadian Federal Income Tax Considerations--Ownership of Debentures".

    Except as noted below, on conversion of a Debenture the holder will not receive any cash payment representing accrued interest. Accordingly, Debentures surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for Debentures to be redeemed on a date within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the cash interest that the registered holder is to receive on the Debenture. Our delivery to the holder of the fixed number of common shares into which the Debenture is convertible together with any cash payment for fractional shares, or cash in lieu of such common shares, will fully satisfy our obligation to pay the issue price of the Debenture plus accrued interest attributable to the period from the issue date through the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

    To exercise its conversion right, a holder must:

    o complete and manually sign an original or facsimile copy of a conversion notice and deliver such conversion notice to the conversion agent;

    o   surrender the Debenture to the conversion agent;

    o if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

    o   if required, pay all transfer or similar taxes.

    Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

    Beneficial holders of Debentures who wish to convert a Debenture into common shares must do so in accordance with the procedures established by DTC.

    The conversion rate will be adjusted for:

    o dividends or distributions on common shares payable in common shares or other shares;

    o   subdivisions or combinations of common shares;

    o distributions to all holders of common shares of certain rights to purchase common shares for a period expiring within 45 days at less than the current market price per common share, as defined below, subject to certain conditions;

    o distributions to all holders of common shares of evidences of indebtedness, equity securities (other than common shares) or other assets (other than cash dividends or cash distributions described below);

    o distributions consisting of cash to all holders of our common shares in an aggregate amount that, when combined with (a) other all cash distributions made within the preceding 12 months and (b) the cash and the fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by us or a subsidiary of ours for our common shares concluded within the preceding 12 months, exceeds 5% of the product of the current market price of our common shares multiplied by the number of common shares then outstanding on the date fixed for the determination of shareholders entitled to receive the distribution;

    o the successful completion of a tender or exchange offer made by us or any subsidiary of ours for our common shares that involves an aggregate consideration that, when combined with any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by us or a subsidiary of ours for our common shares concluded within the preceding 12 months, exceeds 5% of the product of the current market price of our common shares multiplied by the number of common shares then outstanding on the date of expiration of the tender or exchange offer; and

    o any reclassification of our common shares or any reorganization or sale of Inco in which holders of our common shares are entitled to receive common equity, other securities or other property or assets in exchange for such common shares.

    For the purpose of (1) cash distributions and (2) distributions in connection with a tender or exchange offer as described above, any adjustment required for a cash distribution or distribution in connection with a tender or exchange offer would be based upon the amount by which such distribution exceeds the amount permitted to be excluded. Any adjustment based on any other distribution would be based upon the full amount of the distribution.

    The "current market price" per common share on any date shall be deemed to be the average of the daily closing sale price for the five consecutive trading days ending on the earlier of the day in question and the day before the related ex-date with respect to any distribution, issuance or other event requiring such computation.

    The conversion rate will not be adjusted for accrued interest. Furthermore, no adjustment need be made unless such adjustment would require an increase or decrease of at least 1%. The indenture permits us to increase the conversion rate from time to time.

    Our Shareholder Rights Plan Agreement provides that each common share of Inco, including any we issue at the stated maturity or upon conversion, redemption or purchase of the Debentures, issued at any time prior to the distribution of separate certificates representing our rights, will be entitled to receive such rights. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

    o the issuance of the rights to purchase common shares pursuant to our Shareholder Rights Plan Agreement or any successor agreement;

    o the distribution of any entitlement to receive the common share purchase rights;

    o the exercise or redemption of such rights in accordance with our Shareholder Rights Plan Agreement; or

    o the termination or invalidation of the common share purchase rights or similar rights.

    We describe the Shareholder Rights Plan Agreement in more detail under "Description of Share Capital-- Shareholder Rights Plan".

    If we are party to a consolidation, amalgamation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a Debenture into our common shares may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Inco or another person which the holder would have received if the holder had converted its Debentures immediately prior to such event or transaction. However, if such event or transaction occurs before March 7, 2008 the consideration into which the Debentures will be convertible will be limited to Inco common shares or other prescribed securities (within the meaning of the Income Tax Act (Canada) (the "Canadian Tax Act")), which includes shares not redeemable by the holder within five years after their issue. As a result, in these circumstances, the consideration issuable on exercise of the conversion right could differ from the consideration received by the holders of common shares pursuant to the event or transaction, but the conversion rate would be adjusted so that the consideration into which the Debentures are convertible is equivalent in value at the date of the event or transaction to the value of the consideration received by the holders of common shares pursuant to the event or transaction.

    Holders of the Debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the amount of:

    o a taxable distribution to holders of common shares which results in an adjustment of the conversion rate; or

    o   an increase in the conversion rate at our discretion.

See "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations--Constructive Dividend".

    The exercise of our option to restate the amount payable at maturity of the Debentures to include all accrued interest to date following a Tax Event will not affect the number of our common shares the holder is entitled to receive upon conversion of a Debenture. See "--Optional Conversion to Full Cash Pay Debentures upon a Tax Event".


REDEMPTION OF DEBENTURES AT THE OPTION OF THE HOLDERS

    On March 14 in each of 2010, 2014 and 2018, we will, at the option of the holder, be required to redeem, at the redemption prices set forth below, any outstanding Debenture for which a written holder redemption notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. We may also add one or more holder redemption dates on which holders may require us to redeem outstanding Debentures at a special redemption rate. Prior to or on any scheduled or additional holder redemption date, we may also offer additional consideration to be received to induce holders not to exercise a holder redemption right. We are under no obligation, however, to add any holder redemption dates or to offer any additional consideration. Holders may submit their Debentures for redemption to the paying agent at any time from the opening of business on the date that is 29 business days prior to the holder redemption date until the close of business on the date that is nine business days prior to the holder redemption date.

    The redemption price, which consists of the issue price plus accrued interest, excluding cash interest, at each holder redemption date, will be:

    o   $941.15 per Debenture on March 14, 2010;

    o   $958.05 per Debenture on March 14, 2014; and

    o   $976.00 per Debenture on March 14, 2018.

    If prior to a holder redemption date we have elected to restate the amount payable at maturity of the Debentures following the occurrence of a Tax Event, the redemption price will be equal to the restated principal amount. See "--Optional Conversion to Full Cash Pay Debentures Upon a Tax Event".

    We may, at our option, elect to satisfy our obligation to pay the redemption price by delivering common shares in lieu of some or all of the cash payment based on the average market price of one common share. See "--Delivery of Shares; Fractional Shares".

    In each case, in addition to the redemption price we will also pay accrued and unpaid cash interest to the date of redemption.

    We will be required to give notice on a date not less than 29 business days prior to any holder redemption date to all holders at their addresses shown in the register of the registrar, and to beneficial holders as required by applicable law, detailing the procedures that holders must follow to require us to redeem their Debentures. In addition, we will be required to give notice on the date that is eight business days prior to any holder redemption date to all holders at their addresses shown in the register of the registrar, and to beneficial holders as required by applicable law, stating:

    o whether we will pay the redemption price in cash or common shares, or any combination thereof, specifying the percentages of each;

    o if we elect to pay any part of the redemption price in common shares, the method of calculating the average market price of the common shares; and

    o   the  procedures   that  holders  must  follow  to  withdraw  any  holder
        redemption notice with respect to the Debentures.

    After we have given notice that we will deliver common shares in lieu of some or all of the cash payable, we may not change the number or percentage of common shares to be delivered in lieu of cash payment, except as described below.

    A holder of a Debenture otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the average market price. See "--Delivery of Shares; Fractional Shares". For a discussion of the tax treatment upon exercise of a holder redemption right, see "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations--Disposition or Conversion of the Debentures" and "Certain Income Tax Considerations--Certain Canadian Federal Income Tax Considerations--Ownership of Debentures".

    To exercise the holder redemption right, on or prior to the close of business on the date that is nine business days prior to the holder redemption date, a holder must:

    o complete and manually sign an original or facsimile copy of a holder redemption notice and deliver such holder redemption notice to the paying agent, in each case indicating the exercise of the holder redemption right;

    o if required by the conversion agent, furnish appropriate endorsements and transfer documents;

    o   if required, pay all transfer or similar taxes; and

    o if we elect to deliver common shares in lieu of some or all of cash payable, but any of the conditions to the delivery of common shares is not satisfied prior to the close of business on the holder redemption date, indicate whether the holder elects:

             (1) to withdraw the holder redemption notice as to some or all of the Debentures to which it relates, or

             (2) to receive cash in respect of the entire redemption price for all Debentures or portions of Debentures subject to such holder redemption notice.

    If the holder fails to indicate its choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire redemption price for all Debentures subject to the holder redemption notice.

    A holder may withdraw any holder redemption notice by delivering to the conversion agent a written notice of withdrawal prior to the close of business on the holder redemption date. The notice of withdrawal must state:

    o   the amount payable at maturity of the Debentures being withdrawn;

    o   the certificate numbers of the Debentures being withdrawn; and

    o the amount payable at maturity, if any, of the Debentures that remain subject to the holder redemption right.

    Beneficial holders of Debentures who wish to exercise the holder redemption right or withdraw a previous exercise must do so in accordance with the procedures established by DTC.

    Because the market price of our common shares is determined prior to the applicable holder redemption date, in the event we elect to deliver common shares in lieu of some or all of the cash payable, holders of Debentures bear the market risk with respect to the value of the common shares to be received from the date such market price is determined to such holder redemption date.

    Upon determination of the actual number of common shares in accordance with the foregoing provisions, we will publish such information on our website or through such other public medium as we may use at that time.

    For any holder redemption date, our right to deliver common shares upon exercise of a holder redemption right, in whole or in part, is subject to various conditions, including:

    o listing of the common shares on the principal United States or Canadian securities exchange on which our common shares are then listed or, if not so listed, on Nasdaq;

    o the information necessary to calculate the average market price must be published daily in a newspaper of national circulation in the United States or on our website or through such other public medium as we may use at that time;

    o the registration of our common shares under the Securities Act and the Exchange Act, if required; and

    o   any necessary  qualification  or  registration  under  applicable  state
        securities   laws  or  the   availability  of  an  exemption  from  such
        qualification and registration.

    If these conditions are not satisfied with respect to a holder prior to the close of business on the holder redemption date, we will pay the redemption price to the holders of Debentures entirely in cash.

    In connection with any holder redemption, we will:

    o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act and Canadian laws which may then be applicable; and

    o if required, file a Schedule TO or any other schedule under the Exchange Act which may then be applicable.

    To the extent any time period set forth in the indenture is inconsistent with the requirements of the Exchange Act or Canadian law or any rules thereunder, we will comply with the provisions of such laws or rules.

    Payment of the redemption price for a Debenture for which a holder redemption notice had been delivered and not validly withdrawn is conditioned upon delivery of the Debenture, together with necessary endorsements, to the paying agent at any time after delivery of the holder redemption notice. Payment of the redemption price for the Debenture will be made promptly following the later of the holder redemption date or the time of delivery of the Debenture.

    If the paying agent holds money or securities sufficient to satisfy the redemption price for the Debenture on the business day following the holder redemption date in accordance with the terms of the indenture, then, immediately after the holder redemption date, the Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, whether or not the Debenture is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the redemption price upon delivery of the Debenture.

    Our ability to redeem Debentures with cash may be limited by the terms of our then existing borrowing agreements.

    We may not redeem Debentures for cash (other than cash in lieu of fractional shares) if an Event of Default with respect to the Debentures has occurred and is continuing, other than a default in the payment of the redemption price with respect to such Debentures.


REDEMPTION OF DEBENTURES AT THE OPTION OF INCO

    No sinking fund is provided for the Debentures. Except as described below under "--Redemption for Tax Reasons", we may only redeem the Debentures at our option on or after March 19, 2010. In addition, we may extend the time during which we may not redeem the Debentures upon providing notice by mail to the holders of the Debentures. We may redeem all or a portion of the Debentures in cash, common shares or a combination thereof. The redemption price will be equal to the issue price per Debenture plus accrued interest to the redemption date. We will give not less than 20 business days' nor more than 60 business days' notice of redemption by mail to holders of Debentures. The notice of redemption will inform the holders of our election to deliver common shares or to pay cash in lieu of delivery of common shares with respect to any Debentures converted after such notice and prior to the redemption date. If we elect to pay the redemption price, in whole or in part, in common shares, the number of common shares to be delivered by us will be equal to the portion of the redemption price to be paid in common shares divided by the average market price of one common share. See "--Delivery of Shares; Fractional Shares".

    The table below shows redemption prices of a Debenture on March 19, 2010, at each March 14 thereafter prior to stated maturity and at stated maturity on March 14, 2023. These prices reflect the issue price plus accrued interest calculated to each such date. The redemption price of a Debenture redeemed between such dates would include an additional amount reflecting the additional interest, excluding cash interest, accrued since the immediately preceding date in the table to the actual redemption date.

                                          (1)             (2)            (3)
                                      DEBENTURE                       REDEMPTION
                                         ISSUE          ACCRUED          PRICE
   REDEMPTION DATE                       PRICE         INTEREST        (1) + (2)
--------------------                  ----------      ---------      -----------
March 19, 2010.....................   $   913.81      $   27.39      $    941.20
March 14, 2011.....................   $   913.81      $   31.47      $    945.28
March 14, 2012.....................   $   913.81      $   35.66      $    949.47
March 14, 2013.....................   $   913.81      $   39.92      $    953.73
March 14, 2014.....................   $   913.81      $   44.24      $    958.05
March 14, 2015.....................   $   913.81      $   48.63      $    962.44
March 14, 2016.....................   $   913.81      $   53.08      $    966.89
March 14, 2017.....................   $   913.81      $   57.61      $    971.42
March 14, 2018.....................   $   913.81      $   62.19      $    976.00
March 14, 2019.....................   $   913.81      $   66.85      $    980.66
March 14, 2020.....................   $   913.81      $   71.58      $    985.39
March 14, 2021.....................   $   913.81      $   76.38      $    990.19
March 14, 2022.....................   $   913.81      $   81.25      $    995.06
At stated maturity.................   $   913.81      $   86.19      $  1,000.00

    In each case, we will also pay accrued and unpaid cash interest to the date of redemption.

    If we restate the amount payable at maturity of the Debentures following the occurrence of a Tax Event, the Debentures will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such restatement through the redemption date. However, except as described under "--Redemption of Debentures at the Option of Inco" or "--Redemption for Tax Reasons", in no event may the Debentures be redeemed prior to March 19, 2010 or such later date as we may determine. See "--Optional Conversion to Full Cash Pay Debentures Upon a Tax Event".

    If we redeem less than all of the outstanding Debentures, the trustee shall select the Debentures to be redeemed in amounts payable at maturity of $1,000 or integral multiples of $1,000, or following a Tax Event, the restated principal amount of the Debentures or integral multiples of such restated principal amount. In this case, the trustee may select the Debentures by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's Debentures is selected for partial redemption and the holder converts a portion of such Debentures, the converted portion shall be deemed to be from the portion selected for redemption.


REDEMPTION FOR TAX REASONS

    We may also redeem all but not less than all of the Debentures for cash or common shares or a combination thereof if we have or would become obligated (including on the future enactment of a proposed change) to pay to the holder of any Debenture "additional amounts" (which are more than a de minimis amount) as a result of any change from March 4, 2003 (including any announced prospective change) in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from March 4, 2003 in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) and if we cannot avoid these obligations by taking reasonable measures available to us. We define the term "additional amounts" under "--Canadian Withholding Taxes". This redemption would be at the issue price plus accrued interest but without reduction for applicable Canadian withholding taxes (except in respect of certain excluded holders). We will give holders not less than 20 business days' nor more than 60 business days' notice of this redemption, except that (i) we will not give notice of redemption earlier than 60 business days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect. If we elect to pay the redemption price, in whole or in part, in common shares, the number of common shares we deliver will be equal to the portion of the redemption price to be paid in common shares divided by the average market price of one common share. See "--Delivery of Shares; Fractional Shares".


CHANGE IN CONTROL REQUIRES OFFER TO PURCHASE DEBENTURES

    Upon the occurrence of a change in control (as defined below) of Inco on or prior to March 14, 2010, we will be required to offer to purchase all the Debentures as of the date that is 35 business days after notice of the occurrence of such change in control (a "change in control purchase date") at a price equal to the issue price plus accrued interest to the change in control purchase date. We may, at our option, elect to pay the change in control purchase  price  in  cash or  common  shares  or any  combination  thereof.  See
"--Delivery of Shares; Fractional Shares", "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations--Disposition or Conversion of the Debentures" and "Certain Income Tax Considerations--Certain Canadian Federal Income Tax Considerations--Ownership of Debentures".

    If prior to a change in control purchase date the amount payable at maturity of the Debentures has been restated following the occurrence of a Tax Event, we will be required to purchase the Debentures at a price equal to the restated principal amount plus accrued interest from the date of such conversion to the change in control purchase date.

    Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of Debentures at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things:

    o   the events causing a change in control;

    o   the date of such change in control;

    o the last date on which the change in control purchase notice must be given;

    o   the change in control purchase price;

    o   the change in control purchase date;

    o whether we will pay the change in control purchase price in cash or common shares or any combination thereof, specifying the percentages of each;

    o if we elect to pay in common shares, the method of calculating the average market price of common shares;

    o   the name and address of the paying agent;

    o   the conversion rate and any adjustments to the conversion rate;

    o that Debentures with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    o   the procedures that holders must follow to exercise these rights.

    To accept the change in control purchase offer, the holder must deliver a written change in control purchase notice (a "change in control purchase notice") to the paying agent prior to the close of business on the change in control purchase date. The required change in control purchase notice shall state:

    o   the certificate numbers of the Debentures to be delivered by the holder;

    o the portion of the amount payable at maturity of Debentures to be purchased, which portion must be $1,000 or an integral multiple of $1,000 (or following a Tax Event, the restated principal amount of the Debentures or an integral multiple of such restated principal amount);

    o that we are to purchase such Debentures pursuant to the change in control offer; and

    o in the event that we elect, pursuant to the notice that we are required to give, to pay the change in control purchase price in common shares, in whole or in part, but the change in control purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of such price or portion of such price in common shares is not satisfied prior to the close of business on the change in control purchase date, as described below, whether the holder elects:

            (1) to withdraw the change in control purchase notice as to some or all of the Debentures to which it relates, or

            (2) to receive cash in respect of the entire change in control purchase price for all Debentures or portions of Debentures subject to such change in control purchase notice.

    If the holder fails to indicate its choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all
Debentures subject to the change in control purchase notice in these circumstances.

    A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

    o   the amount payable at maturity of the Debentures being withdrawn;

    o   the certificate numbers of the Debentures being withdrawn; and

    o the amount payable at maturity, if any, of the Debentures that remain subject to a change in control purchase notice.

    Payment of the change in control purchase price for a Debenture for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such Debenture will be made promptly following the later of the change in control purchase date or the time of delivery of such Debenture.

    If the paying agent holds money or securities sufficient to pay the change in control purchase price of the Debenture on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, such Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, and be deemed to be paid, whether or not the Debenture is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the Debenture.

    A "change in control" of Inco will be deemed to have occurred at such time as:

    o any person, including its affiliates and associates, other than Inco, its subsidiaries or their employee benefit plans, files or is required to file a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act), or a comparable report with any securities commission or securities regulatory authority in Canada, disclosing that such person has become the beneficial owner of 50% or more of the total number of votes attached to our share capital entitled to general voting rights (currently our common shares and our Series E Preferred Shares) (collectively, "Voting Securities") or other securities into which the Voting Securities are reclassified or changed, with certain exceptions; or

    o there shall be consummated any consolidation, merger, amalgamation, statutory arrangement (involving a business combination) or similar transaction of Inco in which Inco is not the continuing or surviving corporation or pursuant to which the common shares would be converted into cash, securities or other property, in each case, other than a consolidation, merger, statutory arrangement (involving a business combination) or similar transaction of Inco in which the holders of the Voting Securities immediately prior to such transaction have, directly or indirectly, at least a majority of the voting shares of the continuing or surviving corporation immediately after such transaction.

    The indenture does not permit our board of directors to waive our obligation to offer to purchase Debentures upon the occurrence of a change in control.

    In connection with any purchase offer in the event of a change in control, we will:

    o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act and any Canadian laws which may then be applicable; and

    o file a Schedule TO or any other schedule under the Exchange Act rules which may then be applicable.

    To the extent any time period set forth in the indenture is inconsistent with the requirements of the Exchange Act or Canadian law or any rules thereunder, we will comply with the provisions of such laws or rules.

    The change in control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of Inco. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

    o   to accumulate Voting Securities;

    o to obtain control of Inco by means of a merger, amalgamation, tender offer, solicitation or otherwise; or

    o part of a plan by management to adopt a series of anti-takeover provisions.

    Instead, the change in control purchase feature is a standard term contained in other offerings that have been marketed by the initial purchasers of the Debentures. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

    We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the Debentures but that would increase the amount of our outstanding indebtedness.

    Our ability to purchase Debentures upon a change in control may be limited by the terms of our then existing credit agreements.

    No Debentures may be purchased for cash or a combination of cash and common shares by Inco pursuant to a change in

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

control purchase offer if there has occurred and is continuing an Event of Default with respect to the Debentures, other than a default in the payment of the change in control purchase price with respect to the Debentures.


DELIVERY OF SHARES; FRACTIONAL SHARES

DELIVERY OF SHARES

    We may, at our option, elect to pay the amount payable at maturity of the Debentures in cash or common shares or any combination of cash and common shares. We may also, at our option, elect to pay the redemption price or change in control purchase price in cash or common shares or any combination thereof, or deliver cash in lieu of some or all of the common shares issuable upon conversion. Our right to issue common shares in these circumstances is subject to our satisfying various conditions, including:

    o listing of the common shares on the principal United States or Canadian securities exchange on which our common shares are then listed or, if not so listed, on Nasdaq;

    o the registration of the common shares under the Securities Act and the Exchange Act, if required; and

    o   any necessary  qualification  or  registration  under  applicable  state
        securities   laws  or  the   availability  of  an  exemption  from  such
        qualification and registration.

    If these conditions are not satisfied with respect to a holder prior the close of business on the applicable payment date, we will make the required payment on the Debentures of the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the Debentures once we have given the notice that we are required to give to holders of Debentures, except as described in the preceding sentence.

    If we elect to satisfy any payment at stated maturity, the redemption price, or the change in control purchase price of the Debentures in common shares, the number of common shares to be delivered by us will be equal to the amount of the payment to be made in common shares divided by the average market price of one common share.

    For any payment in respect of the Debentures, including payment of the Debentures at stated maturity, the "average market price" means the average of the closing sale prices of the common shares for the five trading day period ending on the third business day prior to the applicable redemption, conversion, purchase, maturity or record date (if the third business day prior to the applicable redemption, purchase, maturity or record date is a trading day, or if not, then on the last trading day prior thereto), appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such redemption, purchase, maturity or record date, of certain events that would result in an adjustment of the conversion rate with respect to the common shares.

    If we elect to satisfy any payment of the amount payable at maturity, the redemption price, or the change in control purchase price of the Debentures in common shares, we will give you notice at least 20 business days before the payment date. Our notice will state:

    o whether we will make the payment in cash or common shares or any combination thereof;

    o if both cash and common shares are payable, the percentage of each applicable on a per Debenture basis; and

    o   the method of calculating the average market price of the common shares.

    When we determine the actual number of common shares in accordance with the foregoing provisions, we will publish the information on our web site or through such other public medium as we may use at that time.

    Because the average market price of the common shares is determined prior to the applicable payment date, holders of Debentures bear the market risk with respect to the value of the common shares to be received from the date such average market price is determined to such payment date. We may deliver common shares as payment for the amount payable at maturity, the redemption price or the change in control purchase price of the Debentures only if the information necessary to calculate the average market price is published daily in a newspaper of U.S. national circulation or on our website or through such other public medium as we may use at that time.

FRACTIONAL SHARES

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

    We will not issue any fractional common shares. Instead, we will pay cash based on the average market price on the applicable payment date or conversion date for any fractional common shares we would otherwise deliver on account of the Debentures.


CERTAIN COVENANTS

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    "Attributable Debt" means as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by Inco) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.

    "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Inco and its Subsidiaries contained in the latest annual report to shareholders of Inco and computed in accordance with generally accepted accounting principles as specified in the Indenture.

    "Funded Debt", as applied to any person, means all indebtedness for money borrowed, created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

    "Principal Property" means any (1) mineral property; or (2) manufacturing or processing plant, building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Inco or any Restricted Subsidiary, which is located in Canada or the United States or its territories or possessions, the gross book value (without deduction of any reserve depreciation) of which, in each case, on the date as of which the determination is being made, is an amount which exceeds 0.25% of Consolidated Net Tangible Assets, except any such plant, building, structure or facility or any portion thereof (together with the land upon which it is erected and fixtures comprising a part thereof) (a) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (b) which our board of directors by resolution declares is not of material importance to the total business conducted by Inco and its Restricted Subsidiaries considered as an enterprise.

    "Restricted Subsidiary" means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided, however, that the term "Restricted Subsidiary" shall not include any Subsidiary the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside Canada and the United States or its territories or possessions.

    "Subsidiary" of Inco means any corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Inco and/or one or more Subsidiaries of Inco.


NEGATIVE PLEDGE

    We have covenanted under the indenture that we will not, and that we will not permit any Restricted Subsidiary to, create, incur or assume any mortgage, hypothecation, charge, pledge, lien or other security interest (each a "mortgage") securing any indebtedness for money borrowed ("Indebtedness") of or upon any Principal Property, or on shares of stock or indebtedness of any Restricted Subsidiary, now owned or hereafter acquired by Inco or a Restricted Subsidiary, without making effective provision for the outstanding Debentures (together with, if and to the extent we shall so determine, any other indebtedness or other obligations then existing or thereafter created) to be secured by such mortgage equally and ratably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and for so long as such Indebtedness is so secured. Such negative pledge in general will not prevent or restrict the creation, incurrence or assumption by Inco or any Restricted Subsidiary of:

    o any mortgage on property, shares of stock or Indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

    o   any  mortgage  on  any  Principal  Property  existing  at  the  time  of
        acquisition  of  such  Principal   Property  by  Inco  or  a  Restricted
        Subsidiary, whether or not assumed by Inco or such Restricted Subsidiary, provided that no such mortgage shall extend to any other Principal Property of Inco or any Restricted Subsidiary;

    o any mortgage on any Principal Property (including any improvements on an existing Principal Property) hereafter acquired or constructed by Inco or any Restricted Subsidiary to secure the payment of all or any part of the purchase price or cost of construction of such Principal Property (or to secure any Indebtedness incurred by Inco or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price thereof or cost of construction thereof or of improvements thereon) created prior to, at the time or within 90 days after the later of the acquisition, completion of construction, or commencement of full operation of such Principal Property, provided that no such mortgage shall extend to any other Principal Property of Inco or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

    o any mortgage on any Principal Property or any Restricted Subsidiary to secure Indebtedness owing by it to Inco or to another Restricted Subsidiary;

    o any mortgage on any Principal Property of Inco or any Restricted Subsidiary in favor of any government authority in Canada or in the United States to secure partial, progress, advance or other payments to Inco or any Restricted Subsidiary pursuant to the provisions of any contract or statute;

    o any mortgage on any Principal Property of Inco or any Restricted Subsidiary existing on the date of the indenture;

    o any mortgage on any Principal Property of Inco or any Restricted Subsidiary created for the sole purpose of renewing or refunding any of the foregoing mortgages, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding mortgage shall be limited to all or any part of the same property and improvements thereon which secured the mortgage renewed or refunded; or

    o any mortgage on any Principal Property created, incurred or assumed to secure Indebtedness of Inco or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by mortgages on Principal Properties then outstanding (excluding Indebtedness secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such sale and Leaseback Transactions the proceeds of which are applied as set forth below under "--Limitation on Sale and Leaseback Transactions") would not then exceed 5% of Consolidated Net Tangible Assets.

    The following types of transactions will not be deemed to be mortgages securing Indebtedness: any acquisition by Inco or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Inco or any Restricted Subsidiary conveys or assigns to any person or persons an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any mortgage upon any property or assets owned or leased by Inco or any Restricted Subsidiary or in which Inco or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Inco's or the Restricted Subsidiary's proportionate part of such development or operating expense.


LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    Sale and Leaseback Transactions (which term is defined in the indenture and which definition excludes certain temporary leases and leases between Inco and a Restricted Subsidiary or between Restricted Subsidiaries) by Inco or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless: (1) immediately prior to the entering into of such arrangement, Inco or such Restricted Subsidiary could create a mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (2) within 120 days after the sale or transfer, an amount equal to the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by our board of directors) is applied to the prepayment (other than mandatory prepayment) of Funded Debt of Inco or a Restricted Subsidiary (other than Funded Debt held by the Company or any Restricted Subsidiary).


AMALGAMATION AND MERGER

    We have covenanted in the indenture that we will not enter into any consolidation, amalgamation or merger with or into any other corporation, or statutory arrangement in which Inco participates, or any sale, conveyance or lease of all or substantially all of our property unless (1) immediately after such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease the corporation (whether Inco or such other corporation) formed by or surviving any such consolidation, amalgamation or merger, or to which such sale, conveyance or lease shall have been made, shall not be in default in the performance or observance of any of the terms, covenants and conditions of the indenture to be kept or performed by Inco; (2) the due and punctual payment of the principal of and interest on the Debentures, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Inco and, for which each security by its terms provided for conversion, shall have provided for the right to convert such security in accordance with its terms, shall be expressly assumed, by a supplemental indenture satisfactory in form to the trustee, executed and delivered to the trustee, by the corporation (if other than Inco) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement or into which Inco shall have been merged, or by the corporation which shall have acquired or leased such property and (3) if the corporation (whether Inco or another corporation) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or to which such sale, conveyance or lease will have been made, is organized under the laws of a jurisdiction other than Canada or the United States or any province, territory, state or district thereof (each, a "relevant taxing jurisdiction"), we become or such successor corporation becomes obligated by a supplemental indenture satisfactory in form to the trustee to make all payments on account of the Debentures without withholding of a deduction for, or on account of, any present or future taxes or governmental charges ("specified taxes") imposed or levied by a relevant taxing jurisdiction, unless we are required by law or the interpretation or administration thereof to withhold or deduct such specified taxes. In that event, we will pay as additional interest such additional amounts ("other additional amounts") as may be necessary in order that the net amounts received by each holder of Debentures after such withholding or deduction, including any withholding or deduction with respect to such other additional amounts, shall equal the respective amounts of principal and interest which would have been receivable in respect of the Debentures in the absence of such withholding or deduction, except that no such other additional amounts shall be payable with respect to payments made to a holder:

        (a) if such holder is liable for such taxes by reason of such holder or the beneficial owner of the Debenture having a present or former direct or indirect connection with the relevant taxing jurisdiction other than the mere holding of the debenture or the receipt of payment in respect thereof;

        (b) for any taxes imposed as a result of the failure of such holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements, if such compliance is required by statute or by regulation, administrative practice or an applicable treaty, as a precondition to relief or exemption from such tax;

        (c) for any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty or fine, assessment or other governmental charge;

        (d) for any tax which is payable otherwise than by withholding or deduction from payment by us of principal of, or interest on, the debenture;

        (e) if the payment of other additional amounts would be for any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to a European Union directive on the taxation of savings implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with or introduced in order to conform to such directive; or

        (f) any combination of items (a) to (e);

nor will such other additional amounts be paid with respect to a payment on the Debenture to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such Debenture to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to receive a payment of such other additional amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

    We shall have the right reasonably to require a holder as a condition of payment of amounts on the Debentures to present at such place as we shall reasonably designate a certificate in such form as we may from time to time prescribe to enable us to determine our duties and liabilities with respect to
(i) any specified taxes that we or any withholding agent may be required to deduct or withhold from payments in respect of a Debenture under any present or future law of any relevant taxing jurisdiction or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. To the extent not otherwise prohibited by applicable laws and regulations, we shall be entitled to determine our duties and liabilities with respect to such deduction, withholding, reporting or other requirements on the basis of information contained in such certificate, or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation, and shall be entitled to act in accordance with such determination.

    If,  upon  any  such  consolidation,   amalgamation,   merger  or  statutory
arrangement or upon any such sale, conveyance or lease, or upon any consolidation, amalgamation, merger or statutory arrangement of any Restricted Subsidiary, or upon the sale, conveyance or lease of all or substantially all the property of any Restricted Subsidiary to any other corporation, any Principal Property of Inco or of any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary owned by Inco or a Restricted Subsidiary immediately prior thereto or immediately thereafter would thereupon become subject to any mortgage securing any Indebtedness, unless assumption of such mortgage would be permitted under the covenant described above under "--Negative Pledge" without securing the outstanding Debentures, Inco, prior to such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease, will secure or cause to be secured by supplemental indenture, the due and punctual payment of the principal of and interest, if any, on the Debentures (together with, if and to the extent Inco shall so determine, any other indebtedness or other obligation then existing or thereafter created) by a direct mortgage equally and ratably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and so long as such indebtedness is so secured.


DEFAULT AND RELATED MATTERS

EVENTS OF DEFAULT

    You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

    The term "Event of Default" means any of the following:

    o we do not pay or deliver (in cash or common shares, as applicable) the amount payable at maturity (or if the amount payable at maturity of the Debentures has been restated following a Tax Event, the restated principal amount), the redemption price, conversion consideration or change in control purchase price with respect to any Debenture when such becomes due and payable;

    o if we fail to pay interest when due and such failure continues for 30 days;

    o we remain in breach of a restrictive covenant or any other term of the indenture for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or the holders of at least 25% of the amount payable at maturity of the Debentures;

    o our obligation to repay any outstanding debt is accelerated by our lenders, and this repayment obligation remains accelerated for 10 days after we receive a notice of default as described in the second sentence of the previous bullet; or

    o we file for bankruptcy in Canada or certain other events in bankruptcy, insolvency or reorganization occur.

REMEDIES IF AN EVENT OF DEFAULT OCCURS

    If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in amount payable at maturity of the Debentures may declare the issue price plus accrued interest and accrued and unpaid cash interest on the Debentures to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the issue price plus accrued interest on the Debentures will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in amount payable at maturity of the Debentures.

    Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any Debentures holders unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in amount payable at maturity of the outstanding Debentures may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debentures, the following must occur:

    o you must give the trustee written notice that an Event of Default has occurred and remains uncured;

    o the holders of at least 25% in amount payable at maturity of all outstanding Debentures must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

    o the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

    o the trustee has not received inconsistent directions from holders of a majority in amount payable at maturity during such 60-day period.

    However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debenture on or after its due date.

    We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Debentures, or else specifying any default.


OPTIONAL CONVERSION TO FULL CASH PAY DEBENTURES UPON A TAX EVENT

    From and after the date of the occurrence of a Tax Event (as defined below), we shall have the option to elect to have semi-annual coupon interest accrue at 1.5% per year on a principal amount per Debenture (the "restated principal amount") equal to the issue price plus accrued interest to the date of the Tax Event or the date on which we exercise the option described herein whichever is later (the "option exercise date").

    Semi-annual coupon interest shall accrue from the option exercise date and shall be payable in cash semi-annually on the interest payment dates of March 14 and September 14 of each year to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date. Interest will be computed on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date on which interest has been paid subsequent to our exercise of the option or, if no interest had been paid subsequent to our exercise of the option, from the restatement date.

    A "Tax Event" means that Inco shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after March 4, 2003, as a result of:

    o any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or Canada or any political subdivision or taxing authority thereof or therein; or

    o any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), in each case in which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after March 4, 2003, there is more than an insubstantial risk that interest payable on the Debentures either:

    o where it is now deductible on a current accrual basis, would not be deductible on a current accrual basis, or

    o   would not be deductible under any other method,

in either case, in whole or in part, by Inco (by reason of deferral, disallowance, or otherwise) for Canadian income tax purposes.

    The modification of the terms of Debentures by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the Debentures with respect to the semi-annual payments of interest due on the Debentures after the option exercise date. See "Certain Income Tax Considerations--Certain United States Federal Income Tax Considerations".


CANADIAN WITHHOLDING TAXES

    We will make payments on account of the Debentures without withholding or deducting on account of any present or future Canadian tax or other government charge ("Canadian taxes"), unless we are required by law or the interpretation or administration thereof, to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest the additional amounts ("additional amounts") necessary so that the net amount received by each holder of Debentures after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make similar payment of additional amounts to holders of Debentures (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no additional amounts will be payable with respect to a payment made to holders (referred to as "excluded holders") subject to Canadian tax on those payments because they carry on business in Canada, or who fail to comply with any administrative requirements necessary as a precondition to exemption from withholding Canadian taxes, or to certain other excluded holders, as described in the indenture. We will remit the amount we withhold or deduct to the relevant authority. Additional amounts will be paid in cash, as applicable, at stated maturity, on any redemption date, on a conversion date, on any purchase date or on any semi-annual interest payment date.


MODIFICATION AND WAIVER

    There are three types of changes we can make to the indenture and the Debentures.

    Changes Requiring Your Approval. First, there are changes that cannot be made to your Debentures without your specific approval. The following is a list of those types of changes:

    o   alter the manner or rate of accrual of interest on any Debenture;

    o   change the stated maturity of the principal on any Debenture;

    o reduce any amount payable upon conversion (except as provided for in the indenture), redemption, holder redemption, or purchase of a Debenture, including any additional amounts;

    o make any Debenture payable in money or securities other than that stated in the indenture;

    o make any change that adversely affects our obligation to offer to purchase, or to purchase, a Debenture;

    o adversely affect the right to convert any Debenture (except as permitted by the indenture);

    o   change the place or currency of payment on a Debenture;

    o   impair your right to sue for payment or conversion;

    o reduce the percentage of holders of Debentures whose consent is needed to modify or amend the indenture;

    o reduce the percentage of holders of Debentures whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

    o modify any other aspect of the provisions dealing with modification and waiver of the indenture.

    Changes Requiring a Super-Majority Vote. The second type of change to the indenture and the Debentures is the kind that requires a vote in favor by holders of Debentures owning 66 2/3% of the amount payable at maturity of the Debentures. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the Debentures. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described in the indenture, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debentures listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

    Changes Not Requiring Approval. The third type of change does not require any vote by holders of Debentures. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Debentures.

    Further Details Concerning Voting. When taking a vote, we will use the amount that would be due and payable on the voting date if the stated maturity of the Debentures were accelerated to that date because of a default.

    Your Debentures are not considered "outstanding", and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money or securities for their payment or redemption.

    We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debentures that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders, that vote or action may be taken only by persons who are holders of outstanding Debentures on the record date.


--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBENTURES OR REQUEST A WAIVER.
--------------------------------------------------------------------------------


GOVERNING LAW

    The indenture and the Debentures are governed by, and construed in accordance with, the laws of the State of New York.


CONSENT TO SERVICE

    In connection with the indenture, we have designated and appointed CT Corporation System as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the Debentures that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and we irrevocably submit to the non-exclusive jurisdiction of such courts.


ENFORCEABILITY OF JUDGMENTS

    Since substantially all of our assets, as well as the assets of most of our directors and officers, are located outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the Debentures, may not be collectible within the United States.

    We have been informed by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a "New York Court") against Inco, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the Debentures that is not impeachable as void or voidable under the internal laws of the State of New York if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by Inco in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (3) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Ontario; (4) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (5) interest payable on the Debentures is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (6) the action to enforce such judgment is commenced within the appropriate limitation period; except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under present laws of the Province of Ontario for avoiding recognition of such a judgment of a New York Court under the indenture or on the Debentures based upon public policy.


DISCHARGE OF THE INDENTURE

    We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding Debentures or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the Debentures have become due and payable, whether at stated maturity, on any redemption date, a change in control purchase date, or upon conversion or otherwise, cash or common shares, or any combination thereof (as applicable under the terms of the indenture) sufficient to pay all of the outstanding Debentures and paying all other sums payable under the indenture by us.


LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of Inco under Title 11 of the United States Code, the claim of the holder of a Debenture may be limited to the issue price of the Debenture plus accrued interest from the issue date to the commencement of the proceeding.

    If an assignment is filed or a receiving order issued in respect of Inco under the Bankruptcy and Insolvency Act (Canada) or a proceeding is commenced in respect of Inco under the Winding-Up and Restructuring Act (Canada), the claim of a holder may be limited in accordance with the terms of the Debenture to the issue price of the Debenture plus accrued interest from the issue date to the commencement of the proceeding plus, if funds are available after paying all proven claims in full, interest from that date to the date of payment of the claim at the rate of 5% per annum.

    If a proposal is filed in respect of Inco under the Bankruptcy and Insolvency Act (Canada) or a proceeding is commenced in respect of Inco under the Companies' Creditors Arrangement Act (Canada) or under any bankruptcy, arrangement, reorganization, dissolution, liquidation, insolvency, winding-up or similar law now or hereafter in effect for the relief from or otherwise affecting creditors of us (other than an assignment filed or receiving order issued under the Bankruptcy and Insolvency Act (Canada) or a proceeding commenced under the Winding-Up and Restructuring Act (Canada)), the claim of a holder may be limited in accordance with the terms of the Debenture to the issue price of the Debenture plus accrued interest from the issue date to the commencement of such proceeding.


INFORMATION CONCERNING THE TRUSTEE

    We have appointed The Bank of New York as the trustee under the indenture and as paying agent, conversion agent, Debentures registrar and custodian for the Debentures. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business. The Bank of New York currently acts as our trustee with respect our existing indentures, including those related to our 5 3/4% Convertible Debentures due 2004, our 7 3/4% Convertible Debentures due 2016, our 9 7/8% Sinking Fund Debentures due 2019, our 9.60% Debentures due 2022, our Liquid Yield Option Notes due 2021, our 7.20% Debentures due 2032, our 7 3/4% Notes due 2012 and our 3 1/2% Subordinated Debentures due 2052.


                                 LEGAL OWNERSHIP


STREET NAME AND OTHER INDIRECT HOLDERS

    Investors who hold Debentures in accounts at banks or brokers will generally not be recognized by us as legal holders of Debentures. This is called holding in "street name". Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold Debentures. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on Debentures, either because they agree to do so in their customer agreements or because they are legally required to. If you hold Debentures in street name, you should check with your own institution to find out:

    o how it handles securities payments, conversions, redemptions, purchases and notices;

    o   whether it imposes fees or charges;

    o   how it would handle voting if ever required;

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

    o whether and how you can instruct it to send you Debentures registered in your own name so you can be a direct holder in the limited circumstances described below; and

    o how it would pursue rights under the Debentures if there was a default or other event triggering the need for holders to act to protect their interests.


DIRECT HOLDERS

    Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons or entities who are the direct holders of the Debentures, i.e., those who are registered as holders of the Debentures. As noted above, we do not have obligations to you if you hold in street name or through other indirect means, either because you choose to hold the Debentures in that manner or because the Debentures are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.


GLOBAL SECURITIES

    A global security is a special type of indirectly held security, as described above under "--Street Name and Other Indirect Holders".

    Since the Debentures were issued in the form of global securities, the ultimate beneficial owners can only be indirect holders. DTC is the depositary. The Debentures included in the global securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur.

    Any person wishing to own a Debenture included in a global security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary.


SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES

    As an indirect holder, an investor's rights relating to a global security is governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a registered holder of Debentures and instead deal only with the depositary that holds the global securities.

    As an investor in Debentures that are issued only in the form of global securities, you should be aware that except in limited circumstances described in the indenture:

    o   you cannot get Debentures registered in your own name;

    o you cannot receive physical certificates for your interest in the Debentures;

    o you will be a street name holder and must look to your own bank or broker for payments on the Debentures and protection of your legal rights relating to the Debentures. See "--Street Name and Other Indirect Holders";

    o you may not be able to sell interests in the Debentures to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

    o the depositary's policies will govern conversions, payments, transfers, exchange and other matters relating to your interest in the global securities. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global securities. We and the trustee also do not supervise the depositary in any way.


SPECIAL SITUATIONS WHEN GLOBAL SECURITIES WILL BE TERMINATED

    In a few special situations described later, the global securities will terminate and interests in the global securities will be exchanged for physical certificates representing Debentures. After that exchange, the choice of whether to hold the Debentures directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in the Debentures transferred to your own name, so that you will be a direct holder. The rights of street name investors and direct holders in the Debentures have been described in the sections entitled, "--Street Name and Other Indirect Holders" and "--Direct Holders" above.

    The special situations for termination of global securities are:

    o when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

    o when we notify the trustee that we wish to terminate the global securities; or

    o when an Event of Default on the Debentures has occurred and has not been cured.

    Defaults are discussed above under "Description of Debentures--Default and Related Matters".



    EXCEPT UNDER THE HEADING "LEGAL OWNERSHIP", IN THIS PROSPECTUS "YOU" MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBENTURES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SECTIONS ENTITLED "--STREET NAME AND OTHER INDIRECT HOLDERS" AND "--SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES".


                          DESCRIPTION OF SHARE CAPITAL

    We are authorized to issue an unlimited number of common shares (without nominal or par value) and 45,000,000 Preferred Shares, issuable in series, for a maximum consideration of Cdn.$1,500,000,000 (or its equivalent in other currencies) with such rights, privileges, restrictions and conditions of each series as the board of directors may determine before the issue thereof. As of April 28, 2003, there were issued and outstanding 183,982,421 common shares and 9,439,600 5.5% Convertible Redeemable Preferred Shares Series E (the "Series E Preferred Shares").


COMMON SHARES

    Our common shares (together with the Series E Preferred Shares) have general voting rights; that is, each holder is entitled to receive notice of, to attend and to vote at, on the basis of one vote for each share held, all meetings of shareholders of Inco other than meetings at which the holders of another class or series of shares are entitled to vote separately. Subject to the rights and priorities of the holders of Preferred Shares and any other class or series of shares in our capital stock authorized from time to time and ranking in priority to the common shares, the holders of common shares are entitled to: (i) receive such dividends as may be declared by our board of directors in its discretion out of funds legally available therefor, and (ii) in the event of a distribution of our assets among our shareholders on a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, receive, in respect of each share so held, a pro rata amount of such assets of Inco equivalent to the proportion equal to the common shares then outstanding divided by the number of common shares then outstanding.

    The holders of common shares have no pre-emptive, redemption or conversion rights. The common shares rank junior to all Preferred Shares both as to return of capital and as to dividends.


PREFERRED SHARES AS A CLASS

ISSUABLE IN SERIES

    Our Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by our board of directors.


PRIORITY

    The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and prior to the common shares, with respect to the payment of cumulative dividends and the distribution of assets on a liquidation, dissolution or winding up of Inco or for the purpose of winding up our affairs ("liquidation").

CREATION AND ISSUE OF ADDITIONAL PREFERRED SHARES

    Subject to applicable law, we may, without the consent of the holders of the Preferred Shares as a class, (1) create additional Preferred Shares, (2) create Preferred Shares of another class or classes ranking on a parity with the Preferred Shares with respect to the payment of dividends and/or the distribution of assets on liquidation or (3) increase any maximum number of authorized shares of any one or more of such other classes of shares. If (but only so long as) any dividends are in arrears on any outstanding series of the Preferred Shares, we may not, without the consent, by a simple majority of the votes cast, of the holders of the Preferred Shares as a class, (i) issue any additional series of the Preferred Shares, or (ii) issue Preferred Shares of another class ranking on a parity with the Preferred Shares with respect to the payment of dividends and/or the distribution of assets on liquidation.

CLASS VOTING RIGHTS

    The holders of the Preferred Shares are not entitled to any voting rights as a class except (1) as provided above, (2) as provided by law, or (3) with respect to the right to vote on certain matters as described under "--Modification" below. When the holders of Preferred Shares vote as a class, or when two or more series of Preferred Shares vote together at a joint meeting, each holder has one one-hundredth of a vote in respect of each Canadian dollar (or its equivalent in a foreign currency at the date of issuance) of the issue price of the Preferred Shares he or she holds.

    Our board of directors may, at the time of creation of any series of Preferred Shares, confer voting rights on such series in addition to the voting rights of the holders of the Preferred Shares as a class. The voting rights attached to the only currently outstanding series, our Series E Preferred Shares are summarized below. It is our board of directors' current intention that, with respect to the creation of any future series of Preferred Shares, to the extent that such Preferred Shares would have general voting rights then such shares would not have more than one vote in respect of each Preferred Share. The voting rights attached to the Series E Preferred Shares as a series are summarized below under "--Series E Preferred Shares--Series Voting Rights".

MODIFICATION

    The class provisions attaching to the Preferred Shares may be amended at any time with such approval of the holders of such shares as may then be required by law, which currently is approval by at least two-thirds of the votes cast at a meeting of such holders duly called for the purpose and at which a quorum is present, or as are required by the rules of any stock exchange upon which the shares of any series of Preferred Shares are then listed. In addition, the approval by at least two-thirds of the votes cast at a meeting of the holders of all our shares carrying general voting rights is currently required by law for the amendment of such class provisions.


SERIES E PREFERRED SHARES

In August 1996, we issued 9.4 million Series E Preferred Shares of the 10 million authorized Series E Preferred Shares at an issue price of $50 per share for an aggregate issue price of $471 million in connection with the acquisition of Diamond Fields. By notice of redemption dated March 28, 2003, we announced our intention to redeem the Series E Preferred Shares effective May 1, 2003. In addition to the foregoing class provisions, the Series E Preferred Shares have the following provisions.

DIVIDENDS

    The holders of the Series E Preferred Shares are entitled to receive, as and when declared by our board of directors, fixed cumulative cash dividends accruing from their issue date at the rate of 5.5 per cent per annum. Such dividends are payable in dollars (or, at the election of the holder, Canadian dollars) quarterly in arrears on the first business day of March, June, September, and December in each year.

OPTIONAL AND MANDATORY REDEMPTION

    The Series E Preferred Shares, in whole or in part, are currently redeemable at our option upon 30 days' notice specifying the redemption date at the applicable optional redemption price of $51.10 per share, which price declines by $0.275 per year until such redemption price reaches $50.00 in 2006.

    The optional redemption price is payable in dollars or, at the option of the holder, Canadian dollars, provided that we have the right to satisfy the optional redemption price payable to each holder by requiring such holder to exchange the Series E Preferred Shares so redeemed for that number of common shares obtained by dividing the aggregate optional redemption price of the shares of such holder to be so redeemed by 95 per cent of a 20-day weighted average trading price on the New York Stock Exchange ending five days before the optional redemption date. However, we will not have the right to issue common shares in satisfaction of the optional redemption price payable to any particular holder if: (i) at the time of such redemption we have ceased to qualify as a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act; and (ii) as a result of such issuance of common shares, that particular holder would thereby be deemed to be a greater-than-10 per cent beneficial owner of common shares for purposes of Section 13(d) of the Exchange Act.

    We are required to redeem all of the then outstanding Series E Preferred Shares on August 21, 2006 upon 30 days' notice at a redemption price of $50 per share, together with all accrued and unpaid dividends thereon. This mandatory redemption price is payable in dollars or, at the option of the holder, in Canadian dollars, provided that we have the right to satisfy the redemption price payable to each holder by requiring such holder to exchange the Series E Preferred Shares so redeemed for that number of common shares obtained by dividing the aggregate redemption price of the shares of such holder to be so redeemed by 95 per cent of a 20-day weighted average trading price on the New York Stock Exchange ending five days before the mandatory redemption date. However, we do not have the right to issue common shares in satisfaction of the mandatory redemption price payable to any particular holder in the same circumstances as those in which we would not have the right to issue common shares in satisfaction of the optional redemption price.

CONVERSION

    The Series E Preferred Shares are convertible at the holder's option into common shares at any time, at a conversion rate of 1.19474 common shares for each Series E Preferred Share (representing an effective conversion price of $41.85 per Series E Preferred Share), subject to certain adjustments, including stock splits, distributions of common shares other than as "dividends paid in the ordinary course" (as defined in the terms and conditions of the Series E Preferred Shares) and certain right offerings.

SERIES VOTING RIGHTS

    The Series E Preferred Shares (together with our common shares) carry general voting rights. The holders of Series E Preferred Shares are entitled to receive notice of, to attend (in person or by proxy) and be heard and to vote on the basis of one vote in respect of each such share held, at all meetings of our shareholders other than meetings at which holders of another class or series of shares are entitled to vote separately. The holders of Series E Preferred Shares shall also be entitled, voting exclusively and separately as a series, to one vote in respect of each Series E Preferred Share held in respect of certain amendments to our articles or any action which under any legislation, regulation or rule applicable to us requires the approval or authorization of a class vote. In the event that, and as long as, we fail to make six quarterly dividend payments, the holders of Series E Preferred Shares shall have the right as a series to elect two directors to our board of directors while such dividends remain in arrears.

RESTRICTIONS ON DIVIDENDS AND EXCHANGE OR OTHER RETIREMENT
OF SHARES AND ISSUANCE OF SENIOR SHARES

    So long as any of the Series E Preferred Shares are outstanding, we are not entitled to:

        (1) declare or pay any dividend on the common shares or any of our other shares ranking junior to the Series E Preferred Shares in respect of the payment of dividends and the distribution of assets on liquidation (other than stock dividends in common shares or any such other junior shares);

        (2) redeem, purchase or otherwise retire for value any common shares or any of our other shares ranking junior to the Series E Preferred Shares in respect of the payment of dividends and the distribution of assets on liquidation; or

        (3) redeem, purchase or otherwise retire for value (i) less than all the Series E Preferred Shares, (ii) any other Series E Preferred Shares, or
    (iii) any of our other shares ranking prior to or on a parity with the Series E Preferred Shares in respect of the distribution of assets on liquidation;

unless all dividends then payable on the Series E Preferred Shares and on all other shares ranking prior to or on a parity therewith in respect of the payment of dividends shall have been paid or set apart for payment.

TAX ELECTION

    The Series E Preferred Shares are "taxable preferred shares" as defined in the Canadian Tax Act. The terms of the Series E Preferred Shares require us to make the necessary elections under Part VI.1 of the Canadian Tax Act so that holders will not be subject to tax under Part IV.1 of the Canadian Tax Act on dividends received (or deemed to be received) on the Series E Preferred Shares.

COMMON SHARE PURCHASE WARRANTS

    We have approximately 11,000,000 common share purchase warrants issued and outstanding as of April 28, 2003. Each whole warrant entitles the holder to purchase one common share at an exercise price of Cdn.$30.00 (or at the option of the holder, the equivalent in U.S. dollars based upon exchange rates prevailing at the time of exercise), subject to certain adjustments, until 5:00 p.m. (Toronto time) on August 21, 2006. Any warrants not exercised prior to such time will expire.


SHAREHOLDER RIGHTS PLAN

    On September 14, 1998, our board of directors adopted a shareholder rights plan that took effect on October 3, 1998, replacing a prior plan. The plan was amended in certain respects by the board of directors in February 1999, and was ratified and approved by shareholders at the 1999 Annual and Special Meeting of Shareholders. It was further amended in certain limited respects and restated by the board of directors in February 2002 and reconfirmed, as so amended and restated, by the shareholders at the 2002 Annual and Special Meeting. This current plan, set forth in an amended and restated rights plan agreement (the "Shareholder Rights Plan Agreement") entered into between us and CIBC Mellon Trust Company, as rights agent, is designed to (i) encourage the fair and equal treatment of shareholders in connection with any take-over offer by providing them with more time than the minimum statutory period during which a take-over bid must remain open in order to fully consider their options, and (ii) provide the board of directors with additional time, if appropriate, to pursue other alternatives to maximize shareholder value. The new plan is in effect until October 2008 subject to reconfirmation by holders of our Voting Securities (as defined below) at our annual meeting in the year 2005.

    The rights issued under the new plan attach to and trade with our common shares, and no separate certificates will be issued unless an event triggering these rights occurs. Certificates evidencing common shares will be legended to reflect that they evidence the rights until the Separation Time (as defined below). Holders of our 7 3/4% Convertible Debentures, 5 3/4% Convertible Debentures, Series E Preferred Shares, LYONs, Subordinated Debentures and Debentures will generally be entitled to receive, upon conversion of the relevant security, rights in an amount equal to the number of common shares issued upon conversion of such securities.

    The rights will separate from the common shares ("Separation Time") and be transferable, trade separately from the common shares and become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires, or announces its intention to acquire beneficial ownership of 20 per cent or more of (1) our then outstanding Voting Securities (defined to include our common shares and Series E Preferred Shares) or (2) its then outstanding common shares alone, in either case without complying with the "permitted bid" provisions of the plan (as summarized below), or without the approval of the board of directors. Should such an acquisition occur, each right would entitle its holder, other than the acquiring person or persons related to or acting jointly or in concert with such person, to purchase additional common shares of Inco at a 50 per cent discount to the then current market price. The acquisition by any person (an "Acquiring Person") of 20 per cent or more of our common shares or Voting Securities, other than by way of a permitted bid, is referred to as a "Flip-in-Event". Any rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

    A "permitted bid" is a bid made to all holders of our outstanding Voting Securities that is open for at least 60 days. If, at the end of such 60 day period, more than 50 per cent of our then outstanding common shares, other than those securities owned by the party making the bid and certain related persons, have been tendered, such party may take up and pay for the common shares but must extend the bid for a further 10 business days to allow other shareholders to tender. This feature is designed to provide shareholders who had not tendered to the bid with enough time to tender to the bid once it is clear that a majority of common shares have been tendered to that bid.

    We will be entitled (1) to waive the application of the plan to enable a particular take-over bid to proceed, in which case the plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver and (2) with the prior approval of the holders of Voting Securities or rights, to redeem the rights for normal consideration at any time prior to a Flip-in Event.


                        CERTAIN INCOME TAX CONSIDERATIONS


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX

ADVICE TO ANY PARTICULAR HOLDER OF DEBENTURES OR INCO COMMON SHARES AND NO REPRESENTATION IS MADE WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY U.S. STATE, LOCAL OR NON-U.S. TAX LAWS.

    This section describes the material U.S. federal income tax consequences to you if you are a U.S. holder of Debentures and common shares into which the Debentures may be converted. It applies to you only if you acquire your Debentures in this offering and you hold your Debentures and common shares into which those Debentures may be converted as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

    o   a dealer in securities,

    o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

    o   a financial institution,

    o   a tax-exempt organization,

    o   a life insurance company,

    o   a person liable for alternative minimum tax,

    o a person that actually or constructively owns 10 per cent or more of our voting stock,

    o a person that holds Debentures or common shares as part of a straddle or a hedging or conversion transaction, or

    o   a person whose functional currency is not the dollar.

    This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    You are a U.S. holder if you are a beneficial owner of common shares and you are:

    o   a citizen or resident of the United States,

    o   a domestic corporation,

    o an estate whose income is subject to U.S. federal income tax regardless of its source, or

    o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

PAYMENTS OF INTEREST

    Except as described below with respect to original issue discount, interest on a Debenture will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for U.S. federal income tax purposes.

ORIGINAL ISSUE DISCOUNT

    The Debentures are being issued at a substantial discount from their amount payable at maturity. For U.S. federal income tax purposes, the difference between the issue price (i.e., the initial price at which a substantial number of the Debentures are sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) and the stated amount payable at maturity of each Debenture constitutes original issue discount. You will be required to include original issue discount in gross income periodically, as described below, over the term of the Debentures without regard to the timing of the receipt of cash or other payments attributable to such income.

    You must include in gross income, for U.S. federal income tax purposes, your "accrued original issue discount", which is the sum of the daily portions of original issue discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which you hold the Debenture. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity determined on the basis of compounding at the close of each accrual period and adjusted for the length of each accrual period of the Debenture. The accrual period of a Debenture may be of any length and may vary in length over the term of the Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the Debenture at the start of any accrual period is the issue price of the Debenture increased by the accrued original issue discount for each prior accrual period. Under these rules, you will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase your tax basis in the Debenture.

    We will be required to furnish annually to the Internal Revenue Service (the "IRS") and to certain noncorporate holders information regarding the amount of the original issue discount attributable to that year.

    Original issue discount accrued with respect to your Debentures will constitute income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the U.S. foreign tax credit allowable to you as a U.S. holder.

DISPOSITION OR CONVERSION OF THE DEBENTURES

    Except as described below, upon the sale or other disposition of a Debenture, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the dollar value of the amount realized (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and the U.S. holder's adjusted tax basis (determined in dollars) in such Debenture. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if your holding period for the Debenture exceeds one year. Such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Long-term capital gain of a noncorporate U.S. holder is generally subject to a maximum tax rate of 20 per cent.

    If a Debenture held by you is converted to common shares or cash or a combination of common shares and cash pursuant to your conversion right or pursuant to our or your optional redemption right or right to convert a Debenture upon a change in control, you will not recognize any gain or loss to the extent that you receive common shares in exchange for the Debenture, but you will recognize any realized gain to the extent that you receive cash. Your realized gain will be measured by the difference between the value of the consideration you receive for the Debenture and your tax basis in the Debenture. Any gain recognized will generally be capital gain, and will be long-term capital gain if the tendered Debenture has been held for more than one year. Your tax basis in any common shares received in exchange for a Debenture (including any fractional shares for which cash is received) will be the same as your tax basis in the Debenture tendered to us in exchange, decreased by the amount of any cash received in exchange for the Debenture and increased by the amount of any gain you recognize on the exchange. Your holding period for common shares received in the exchange will include the holding period for the Debenture tendered to us in the exchange. However, to the extent that the holding period for common shares is attributable to accrued original issue discount it will commence on the day following the conversion.

    Cash received in lieu of a fractional common share upon conversion or redemption of a Debenture or upon a tender of a Debenture to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the common share is a capital asset in your hands, the receipt of cash in lieu of a fractional common share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your tax basis in the fractional share.

CONSTRUCTIVE DIVIDEND

    If at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the Debentures, the conversion rate of the Debentures is increased, such increase may be deemed to be the payment of a constructive dividend to holders of the Debentures that is taxable to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

DIVIDENDS ON COMMON SHARES

    You will include in gross income the gross amount of any dividend paid (before reduction for Canadian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income when you actually or constructively receive the dividend. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of a dividend paid in foreign currency that you must include in your income as a U.S. holder will be the U.S. dollar value of the foreign currency payments made, determined at the spot conversion rate for that foreign currency on the date of the dividend distribution, and will be includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of your tax basis in the common shares and thereafter as capital gain.

    Subject to certain limitations and the provisions of the next paragraph, the Canadian tax withheld and paid over to Canada will be creditable against your U.S. federal income tax liability. For U.S. foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income").

    It is possible that, on the date a dividend is paid, the Company will be at least 50 per cent owned by U.S. persons. Under Section 904(g) of the Code, dividends paid by a foreign corporation that is at least 50 per cent owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for U.S. foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of the dividends paid by the Company as U.S. source income.

    The rules relating to the determination of the U.S. foreign tax credit are complex and you should consult with your own tax advisors to determine whether and to what extent a credit would be available.

DISPOSITION OF COMMON SHARES

    Upon the sale, exchange or other disposition of common shares, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis (determined in U.S. dollars) in such common shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for such common shares exceeds one year and any such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Long-term capital gain of a noncorporate U.S. holder is generally subject to a maximum tax rate of 20 per cent.

PASSIVE FOREIGN INVESTMENT COMPANY

    We believe that we currently are not, and should not become, a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to the common shares, gain realized on the sale or other disposition of your Debentures or common shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Debentures or common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to:

    o payments of principal and interest on your Debentures within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States,

    o dividend payments or other taxable distributions made to you on your common shares within the United States, and

    o the payment of the proceeds from the sale of your Debentures or common shares effected at a U.S. office of a broker.

    Additionally, backup withholding will apply to such payments if you are a noncorporate U.S. holder that:

    o   fails to provide an accurate taxpayer identification number,

    o is notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

    o in certain circumstances, fails to comply with applicable certification requirements.

TAX EVENT

    The modification of the terms of the Debentures by us upon a Tax Event, as described in "Description of Debentures--Optional Conversion to Full Cash Pay Debentures Upon a Tax Event", could alter the timing of income recognition by you with respect to the semi-annual payments of interest due after the option exercise date.


CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder (a "Non-Canadian holder") in respect of the acquisition, holding, conversion and disposition of Debentures purchased pursuant to this prospectus who, for the purposes of the Canadian Tax Act and any applicable income tax convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, deals at arm's length with Inco, is not affiliated with Inco, holds Debentures and will hold Inco common shares acquired in respect of the Debentures as capital property and does not use or hold and is not deemed to use or hold the Debentures or the Inco common shares in or in the course of carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

    This summary is based on the current provisions of the Canadian Tax Act and the Regulations, all specific proposals to amend the Canadian Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and our understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the Canada Customs and Revenue Agency, nor does it take into account provincial, territorial or foreign income tax considerations which may vary from the Canadian federal income tax considerations described herein.

    All amounts relating to the ownership of the Debentures and Inco common shares must be converted into Canadian dollars for the purpose of the Canadian Tax Act and the Regulations.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF DEBENTURES OR INCO COMMON SHARES AND NO REPRESENTATION IS MADE WITH RESPECT TO THE CANADIAN TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

OWNERSHIP OF DEBENTURES

    Under the Canadian Tax Act, the payment to a Non-Canadian holder by Inco of interest or the amount owing at maturity, on the redemption, purchase or conversion of a Debenture, will be exempt from Canadian withholding tax.

    In general, a Non-Canadian holder will not be subject to Canadian income tax on capital gains arising on the disposition of Debentures unless the Debenture constitutes "taxable Canadian property" to the Non-Canadian holder. A Debenture will constitute taxable Canadian property to a Non-Canadian holder if, at any time during the five-year period immediately preceding the disposition, the Non-Canadian holder, persons with whom such holder did not deal at arm's length, or the Non-Canadian holder and persons with whom such holder did not deal at arm's length owned 25 per cent or more of the shares of any class or series of the capital stock of Inco.

OWNERSHIP OF INCO COMMON SHARES

    Under the Canadian Tax Act, dividends on Inco common shares paid or credited, or deemed to be paid or credited, to a Non-Canadian holder will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of such dividends. The rate of this withholding tax may be reduced under the terms of an applicable income tax convention. Under the Canada--United States Income Tax Convention (1980), this withholding tax rate is reduced to 15 per cent or, in the case of a

Non-Canadian holder that is a corporation which beneficially owns at least 10 per cent of the voting shares of Inco, 5 per cent.

    In general, a Non-Canadian holder will not be subject to Canadian income tax on capital gains arising on the disposition of Inco common shares unless those Inco common shares constitute "taxable Canadian property" to the Non-Canadian holder. An Inco common share will constitute taxable Canadian property to a Non-Canadian holder if, at any time in the five-year period immediately preceding the disposition, the Non-Canadian holder, persons with whom such holder did not deal at arm's length or the Non-Canadian holder and persons with whom such holder did not deal at arm's length owned 25 per cent or more of the shares of any class or series of the capital stock of Inco.


                              PLAN OF DISTRIBUTION

    The Debentures were issued on March 7, 2003 and March 18, 2003 and offered and sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. This prospectus has not been filed in respect of, and will not qualify, any distribution of Debentures or underlying shares in Ontario or any other province or territory of Canada.

    The holders of the Debentures and the underlying shares (together the "Registrable Securities") are entitled to the benefits of a registration rights agreement, entered into as of March 7, 2003, between us and Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. (the "Registration Rights Agreement"), pursuant to which we have filed this short form prospectus with the Ontario Securities Commission under the Canadian shelf prospectus system and a registration statement including this prospectus with the Securities and Exchange Commission under the Securities Act (the "Shelf Registration Statement") covering resales of the Registrable Securities.

    A list of the holders of Registrable Securities who have delivered a completed selling securityholder's questionnaire to us (each, an "Electing Holder") is set out in Schedule A to this prospectus, which is incorporated into and forms part of this prospectus and which may be updated by way of supplement to this prospectus. All shelf information omitted from this base shelf prospectus will be contained in a shelf supplement that will be delivered to purchasers together with this base shelf prospectus. Each shelf prospectus supplement will be incorporated by reference into this base shelf prospectus as of the date of the shelf prospectus supplement and only for the purposes of the distribution to which the shelf prospectus supplement pertains. Each shelf prospectus supplement to this base shelf prospectus will contain a current list of the Electing Holders.

    Each Electing Holder is the beneficial, but not the registered, holder of the amount payable at maturity of Debentures shown in Schedule A, any or all of which may be sold by the Electing Holder at any time, or from time to time, pursuant to this prospectus, and the amount payable at maturity of Debentures held by such Electing Holder shall thereafter be reduced to the extent of such sales. All of the Debentures held by the Electing Holders were either acquired by them upon the issuance of the Debentures on March 7, 2003 or March 18, 2003, or in subsequent transactions thereafter.

    We are registering the Debentures and the underlying shares covered by this prospectus under the Securities Act to permit any of the Electing Holders to conduct public secondary trading of these securities from time to time after the date of this prospectus in accordance with the federal securities laws of the United States. We have agreed, in the Registration Rights Agreement, to bear all fees and expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the Registrable Securities covered by this prospectus. Additionally, we have agreed to indemnify the holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act, and each Electing Holder has agreed to indemnify us, other holders and any persons who control us, as defined in the federal securities laws of the United States, against any liability with respect to any information furnished by such holder in writing to us (including the selling securityholder's questionnaire) expressly for use in the Shelf Registration Statement.

    We will not receive any of the proceeds from the sale of the Registrable Securities by the Electing Holders. We have been advised by the Electing Holders that the Electing Holders may sell all or any portion of the Registrable Securities beneficially owned by them and offered hereby from time to time:

    o   directly; or

    o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the Electing Holders or from the purchasers of the Registrable Securities from whom they may act as agent.

    The Registrable Securities may be sold from time to time in one or more transactions at:

    o   fixed prices, which may be changed;

    o   varying prices determined at the time of sale; or

    o   negotiated prices.

     The prices will be determined by the Electing Holders or by agreement between the Electing Holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the Electing Holders from the sale of the Registrable Securities offered by them hereby will be the purchase price of the Registrable Securities less discount and commissions, if any.

     The sales described in the preceding paragraph may be effected in transactions:

    o on any U.S. national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of the sale, including the NYSE in the case of the underlying shares;

    o   in the over-the-counter market;

    o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    o   through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     Once any Registrable Security is sold by any Electing Holder pursuant to the Shelf Registration Statement, such Registrable Security is not thereafter covered by the Shelf Registration Statement even if subsequently reacquired by an Electing Holder.

     Our outstanding common shares are listed on the NYSE and the TSX, each of which has approved the listing of the underlying shares. We do not intend to list the Debentures for trading on any national securities exchange. Accordingly, no assurance can be given as to the development of any trading market for the Debentures. See Risk Factors - Trading Market for the Debentures".

     In  order  to  comply  with  the  securities  laws of  certain  states,  if
applicable,   the  Debentures  and  underlying   shares  may  be  sold  in  such
jurisdictions only through registered or licensed brokers or dealers.

     The selling securityholders and any underwriters, dealers or agents that participate in the distribution of the Debentures and underlying shares offered under this prospectus may be deemed to be underwriters within the meaning of
Section 2(11) of the Securities Act, and any discounts, commissions or concessions received by them pursuant to the sale of such securities by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     We will be permitted pursuant to the Registration Rights Agreement to suspend the use of this prospectus that is part of the Shelf Registration Statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and 120 days in any 12-month period.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the Debentures or underlying shares described in this prospectus, and any selling securityholder may transfer, devise or gift such securities by other means not described in this prospectus.


                           VALIDITY OF THE DEBENTURES

    The validity of the Debentures under New York law was passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain other legal matters were passed on for us by Stuart F. Feiner, Inco's Executive Vice President, General Counsel and Secretary, Mark J. Travers, Inco's Assistant General Counsel, and Osler, Hoskin & Harcourt LLP, Toronto, Ontario. As of the date hereof, certain lawyers with Osler, Hoskin & Harcourt LLP, own, directly or indirectly, in the aggregate, less than one per cent of our outstanding common shares.

                                     EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The statements as to our reserves which appear in our 2002 10-K have been incorporated by reference herein upon the authority, as experts, of Robert A. Horn, Vice-President, Exploration, and Robert C. Osborne, Consulting Geologist, Laterites, to the extent described in our 2002 10-K.


                             ADDITIONAL INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file reports and other information with the SEC. Our recent SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


                       DOCUMENTS INCORPORATED BY REFERENCE

    The following documents, filed with the SEC and with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of this prospectus:

    o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

    o our Proxy Circular and Statement dated February 10, 2003, other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return";

    o   our Current Report on Form 8-K dated February 26, 2003;

    o our material change report dated March 4, 2003 relating to the issuance of the Debentures and the Subordinated Debentures;

    o   our Current Report on Form 8-K dated March 11, 2003; and

    o our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, as filed with the SEC on April 28, 2003.

    Although not incorporated by reference, a technical report pertaining to our Goro nickel-cobalt project, dated effective as of December 31, 2002, has been filed with the Canadian securities regulatory authorities.

    All documents we file with the SEC or with the applicable securities commissions or similar authorities in all of the provinces of Canada, after the date of this prospectus and prior to the termination of the distribution of Debentures under this prospectus shall be deemed to be incorporated by reference into this prospectus.

    ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE
DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

    Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from the

Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone (416) 361-7511.


                      LIST OF DOCUMENTS FILED WITH THE SEC

    The following documents have been filed with the SEC as part of the Registration Statement of which this short form prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; consents of the independent public accountant, Robert Horn, Robert Osborne and Osler, Hoskin & Harcourt LLP; powers of attorney; the indenture; the first supplemental indenture; and the Statement of Eligibility of the Trustee on Form T-1.

                                   SCHEDULE A
                            LIST OF ELECTING HOLDERS


NAME OF SELLING SECURITYHOLDER                        AMOUNT PAYABLE AT MATURITY
------------------------------                        --------------------------
AIG / National Union Fire Insurance                                  $   450,000
AIG DKR Soundshore Opportunity Holding Fund Ltd.                     $ 2,500,000
Advisory Convertible Arbitrage Fund (I) L.P.                         $ 1,000,000
Aloha Airlines Non-Pilots Pension Trust                              $    90,000
Aloha Pilots Retirement Trust                                        $    50,000
American Fidelity Assurance Company                                  $   450,000
Attorneys Title Insurance Fund                                       $   120,000
B.G.I. Global Investors                                              $   324,000
Bay County PERS                                                      $   125,000
Bear, Stearns & Co. Inc.                                             $ 1,000,000
Blue Cross Blue Shield of Delaware, Inc.                             $   130,000
BTES - Convertible ARB                                               $   200,000
BTOP Growth vs Value                                                 $   800,000
C & H Sugar Company Inc.                                             $   120,000
CALAMOS(R) Market Neutral Fund -
    CALAMOS(R) Investment Trust                                      $10,000,000
CareFirst BlueChoice, Inc.                                           $   130,000
CareFirst of Maryland, Inc.                                          $   360,000
CEMEX Pension Plan                                                   $   140,000
Citigroup Global Markets Inc.                                        $ 9,510,000
Consulting Group Capital Markets Funds                               $   900,000
Continental Casualty Company                                         $ 3,000,000
Credit Suisse First Boston LLC                                       $ 1,250,000
DaimlerChrsyler Corp. Emp. #1 Pension Plan                           $ 1,890,000
Drury University                                                     $    20,000
FreeState Health Plan, Inc.                                          $    70,000
Forest Fulcrum Fund L.L.P.                                           $   966,000
Forest Global Convertible Fund Series A-5                            $ 3,687,000
Forest Multi-Strategy Master Fund SPC                                $   403,000
Franklin and Marshall College                                        $   115,000
Gaia Offshore Master Fund Ltd.                                       $ 4,750,000
Gasner Investors Holdings Ltd.                                       $ 2,500,000
Greek Catholic Union of the USA                                      $    60,000
Group Hospitalization and Medical Services, Inc.                     $   390,000
JP Morgan Securities Inc.                                            $ 7,500,000
Jackson County Employees' Retirement System                          $   245,000
Hawaiian Airlines Employees Pension Plan -  IAM                      $    35,000
Hawaiian Airlines Pension Plan for Salaried Employees                $     5,000
Hawaiian Airlines Pilots Retirement Plan                             $    85,000
HealthNow New York, Inc.                                             $   220,000
Hillbloom Foundation                                                 $    40,000

Louisiana CCRF                                                       $   180,000
Lyxor/Gaia II Fund Ltd.                                              $ 1,350,000
Lyxor Master Fund                                                    $ 1,934,000
McMahan Securities Co. L.P.                                          $   500,000
NORCAL Mutual Insurance Company                                      $   140,000
Physicians' Reciprocal Insurers Account #7                           $ 1,350,000

NAME OF SELLING SECURITYHOLDER                        AMOUNT PAYABLE AT MATURITY
------------------------------                        --------------------------
Plexus Fund Ltd.                                                     $10,500,000
Quest Global Convertible Master Fund, Ltd.                           $ 1,000,000
R.B.C. Alternative Assets L.P.                                       $   308,000
Relay 11 Holdings                                                    $   150,000
Southern Farm Bureau Life Insurance                                  $   755,000
Southern Farm Bureau Life Insurance Company                          $ 1,100,000
Sphinx Convertible Arbitrage                                         $    79,000
State of Oregon / SAIF Corporation                                   $ 2,925,000
State Street Bank Custodian for GE Pension Trust                     $   995,000
Sunrise Partners Limited Partnership                                 $ 2,000,000
The California Wellness Foundation                                   $   425,000
The Cockrell Foundation                                              $    80,000
The Northwestern Mutual Life Insurance
   Company - General Account                                         $ 4,750,000
The Northwestern Mutual Life Insurance
   Company - Group Annuity Separate Account                          $   250,000
Thrivent Financial for Lutherans                                     $ 1,500,000
Topanga XI Inc.                                                      $ 1,400,000
Union Carbide Retirement Account                                     $ 1,275,000
White River Securities L.L.C.                                        $ 1,000,000
Zurich Master Hedge Fund                                             $   505,000

                     --------------------------------------

                                  $272,679,000




                                  INCO LIMITED



                         CONVERTIBLE DEBENTURES DUE 2023






                          -----------------------------

                              BASE SHELF PROSPECTUS

                          -----------------------------










                                 April 29, 2003


                     --------------------------------------

                                     PART II

       INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
3.1        Prospectus, incorporated by reference to Part I of this Registration
           Statement
4.1 Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which Report is incorporated herein by reference (File No. 1-1143)
4.2 Proxy Circular and Statement of the Company dated February 10, 2003 other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return" (incorporated by reference to
           Exhibit 99 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 1-1143))
4.3 Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which Report is incorporated herein by reference (File No. 1-1143)
4.4 Current Report on Form 8-K of the Company, dated February 26, 2003, which Report is incorporated herein by reference (File No. 1-1143)
4.5 Current Report on Form 8-K of the Company, dated March 11, 2003, which Report is incorporated herein by reference (File No. 1-1143)
4.6 Material Change Report of the Company, dated March 4, 2003, filed with the Ontario Securities Commission*
5.1        Consent of PricewaterhouseCoopers LLP
5.2        Consent of Osler, Hoskin & Harcourt LLP
5.3        Consent of Mr. Robert C. Osborne*
5.4        Consent of Mr. Robert A. Horn*
6.1        Powers of Attorney*
7.1        Indenture, dated March 7, 2003, between the Company and The Bank of
           New York*
7.2 First Supplemental Indenture, dated March 7, 2003, between the Company and The Bank of New York*
8.1        Statement of Eligibility of The Bank of New York on Form T-1*

------
*     Previously filed.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 29th day of April, 2003.



                                INCO LIMITED




                                By  /S/ STUART F. FEINER
                                    --------------------------------------------
                                    (Stuart F. Feiner, Executive Vice-President,
                                    General Counsel and Secretary)

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated, on the 29th day of April, 2003.

/S/ SCOTT M. HAND           Chairman and Chief Executive Officer and Director
--------------------------  (Principal Executive Officer)
(Scott M. Hand)

/S/ FAROKH S. HAKIMI        Executive Vice-President and Chief Financial Officer
--------------------------  (Principal Financial Officer)
(Farokh S. Hakimi)

/S/ RONALD A. LEHTOVAARA    Vice-President and Comptroller
--------------------------  (Principal Accounting Officer)
(Ronald A. Lehtovaara)

             *              Director
--------------------------
(Glenn A. Barton)

             *              Director
--------------------------
(Angus A. Bruneau)

                            Director
--------------------------
(Ronald C. Cambre)

             *              Director
--------------------------
(Judith A. Erola)

             *              Director
--------------------------
(Chaviva M. Hosek)

             *              Director
--------------------------
(Peter C. Jones)

                            Director
--------------------------
(John T. Mayberry)

             *              Director
--------------------------
(David P. O'Brien)

                            Director
--------------------------
(Roger Phillips)

             *              Director
--------------------------
(James M. Stanford)

             *              Director
--------------------------
(Richard M. Thomson)


/S/ EDWARD A. STEEN         Authorized Representative in the United States
--------------------------
Edward A. Steen
Inco United States, Inc.

* Pursuant to powers of attorney executed by the persons named above whose names are preceded by an asterisk, Stuart F. Feiner, as attorney-in-fact, does hereby sign this Amendment No. 1 to Registration Statement on behalf of each such person, in each case in the capacity indicated, on the date indicated.


By  /S/ STUART F. FEINER
    ----------------------------------------------
          (Stuart F. Feiner, Attorney-in-Fact)